

11005374



BUCYRUS

Exceeding customer expectations

Clean coal technologies

Accountability

Passion for excellence

Improving lives

Mining responsibly

10,000 people – one passion

Technology leader

Over 130 years of experience

what's important.

Building strong communities

Generating sustainable economic growth

Contributing to better standards of living

Committed to the communities where we live and operate

The most comprehensive product portfolio

High quality, reliable products

Long-term commodity demand

Safety

Innovation

US$44 billion installed base

2010 ANNUAL REPORT

fellow stockholders

"We faced some unique circumstances in 2010, including the integration of Terex Mining and our acquisition by CAT. Our outstanding results in the face of these challenges are confirmation of our employees' exceptional dedication, hard work and loyalty to our organization."



Timothy W. Sullivan
President and
Chief Executive Officer

Since our IPO in 2004, Bucyrus marked its 130th year of operation in 2010 and for many reasons it was perhaps the most memorable year in our long and illustrious history. As in recent years, we continued our exceptional growth; however, unlike previous years, we will now move forward along a new more bold and aggressive path.

Your board of directors decided in November, and you approved in January, to join forces with Caterpillar to form perhaps the most formidable machinery company in American history. The coming together of these two American machinery icons will ensure that American machinery know-how is positioned to more effectively compete in an increasingly competitive international market. Together we believe we are positioned to provide the world with the broadest, highest quality range of American machinery.

Dynamic growth brought Bucyrus to this threshold of change. Our unprecedented growth over the past five and one-half years has positioned our company as a strong partner for Caterpillar.

Since our IPO, we have increased revenue from $454 million in 2004 to $3.7 billion in 2010. We have increased net earnings from $6.1 million in 2004 to $315.8 million this past year. Our stock price increased nearly 1500% in that five and one-half year time frame.

Notwithstanding our outstanding growth since our IPO, 2010 will be remembered as our best year ever. I will list just a few of the significant highlights from fiscal 2010:

- In February, we completed the $1.3 billion acquisition of the mining division of Terex Corporation. This acquisition established Bucyrus as the mining machinery supplier with the undisputed broadest portfolio of mining machinery products as well as the supplier with the largest installed base of mining machinery, estimated at $44 billion when valued at 2010 replacement value.
- The Terex products and facilities were rebranded immediately and the entire organization was successfully integrated into the Bucyrus organization in record time.


DRAGLINES
DRILLS
LONGWALL SYSTEMS
HAUL TRUCKS
ROOM & PILLAR SYSTEMS
BELT SYSTEMS
SHOVELS
HIGHWALL MINERS
EXCAVATORS

- In June, Fortune magazine named Bucyrus the 9th fastest growing U.S. company and the only company in the top 100 with over 100 years of continuous operation.
- In October, one of our key customers in India successfully procured a strategically critical loan guarantee to purchase in excess of $350 million of Bucyrus mining machinery for a greenfield mining project. The project and the financing broke new ground for how future greenfield mining projects could be financed globally in the future. Bucyrus will supply all the prime mining machinery for this project.
- In November, we announced the sale of our company to Caterpillar. The deal was valued at 13 times twelve month trailing adjusted EBITDA and represented a 32% premium on the closing price of our stock for the trading day prior to the announcement.
- For the fifth year since our IPO, we met and/or exceeded our financial guidance. Revenue achieved the minimum guidance threshold of $3.6 billion whereas EBITDA performance exceeded our specified range by more than 10%.
- Year over year revenue growth was an outstanding 38% whereas adjusted EBITDA growth was almost as high at 31%.
- The introduction of the rebranded Terex product line was very well accepted in the market. As expected, improved sales and service support lead to new sales in virtually all mining sectors.
- We were chosen to be a leading supplier for the initial tranche of mining machinery in the new Mongolian market.
- Capital expenditures were strategically made to continue to grow our manufacturing capability. Notably we commenced a 30% capacity expansion in our plant in Lünen, Germany and a 100% capacity expansion in our plant in Langfang, China.
- Phase One of our Huainan joint venture in China was successfully completed. This arrangement provides us with an entrée into the China market for our belt systems product line.

As we progress through the first half of 2011, we will begin contemplating the structure of the new organization that will be formed by the fusion of Bucyrus and the mining division of Caterpillar. The headquarters of the new entity will reside in Oak Creek, Wisconsin in close proximity to Bucyrus' current headquarters in South Milwaukee, Wisconsin. We anticipate that the transaction will close around midyear. With the most expansive product portfolio in the mining machinery industry and coming off the heels of a dynamic and productive 2010, we are looking forward to a successful 2011.

Timothy W. Sullivan
President and Chief Executive Officer

2010

BUCYRUS

Bucyrus International, Inc. is a world leader in the design and manufacture of high productivity mining equipment for surface and underground mining. BUCYRUS surface mining equipment is used for mining coal, copper, iron ore, oil sands and other minerals, and BUCYRUS underground mining equipment is used primarily for mining coal. In addition to machine manufacturing, BUCYRUS manufactures high-quality OEM parts and provides world-class support services for its equipment.

Selected Consolidated Financial Data [1]

(Dollars in thousands, except per share amounts)	2010	2009	2008	2007	2006
Sales	$3,650,563	$2,651,769	$2,505,838	$1,613,391	$738,050
Net earnings	$315,750	$312,703	$233,315	$136,134	$70,344
Net earnings per share of common stock [2] :					
Basic	$3.96	$4.20	$3.14	$1.94	$1.12
Diluted	$3.88	$4.12	$3.10	$1.93	$1.12
Cash dividends declared per common share [2]	$0.10	$0.10	$0.10	$0.10	$0.0942
Balance Sheet Data (end of year):					
Total assets	$5,019,828	$2,704,112	$2,552,651	$2,068,212	$600,712
Long-term liabilities, including long-term debt	$1,837,704	$779,926	$772,831	$738,566	$134,450

[1] The financial data presented above includes the results of operations for Terex Mining subsequent to February 19, 2010, the date we acquired Terex Mining, and our underground mining segment subsequent to May 4, 2007, the date we acquired DBT GmbH.

[2] Previously reported net earnings per share and cash dividends have been adjusted to reflect the two-for-one split of our common stock in 2008.

Stock Performance Information

This graph compares our cumulative total return of the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Commercial Vehicles and Truck Index. The graph assumes $100 was invested on December 31, 2004 and assumes the reinvestment of dividends.



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Bucyrus International, Inc.
DJUSHR
S&P 500 Stock Index
12/31 2004
12/30 2005
12/29 2006
12/31 2007
12/31 2008
12/31 2009
12/31 2010

Common Stock Closing Prices
(US$ per share)

2010	High	Low
First Quarter	$71.30	$47.81
Second Quarter	$74.16	$45.04
Third Quarter	$72.50	$46.12
Fourth Quarter	$90.21	$64.84
2009	**High**	**Low**
First Quarter	$23.46	$10.62
Second Quarter	$34.34	$14.44
Third Quarter	$37.70	$23.62
Fourth Quarter	$59.95	$31.78

Bucyrus International, Inc.®
Financial Statements


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2011
WASH, D.C.
211
SECTION

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Bucyrus International, Inc.
Consolidated Statements of Earnings

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands, except per share amounts)		
Sales	$3,650,563	$2,651,769	$2,505,838
Cost of products sold	2,601,209	1,846,170	1,823,335
Gross profit	1,049,354	805,599	682,503
Selling, general and administrative expenses	405,496	269,539	243,932
Research and development expenses	62,498	41,908	36,550
Amortization of intangible assets	46,596	18,899	19,390
Operating earnings	534,764	475,253	382,631
Interest income	(5,110)	(5,117)	(6,206)
Interest expense	71,620	27,017	34,768
Other expense	7,372	6,085	3,071
Earnings before income taxes	460,882	447,268	350,998
Income tax expense	145,132	134,565	117,683
Net earnings	$315,750	$312,703	$233,315
Net earnings per share data			
Basic:			
Net earnings per share	$3.96	$4.20	$3.14
Weighted average shares	79,764,251	74,456,969	74,350,939
Diluted:			
Net earnings per share	$3.88	$4.12	$3.10
Weighted average shares	81,329,109	75,880,863	75,205,020

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Net earnings	$315,750	$312,703	$233,315
Other comprehensive income (loss):			
Currency translation adjustments	23,699	62,410	(43,351)
Change in pension and postretirement unrecognized costs, net of income tax (benefit) expense of ($3,437), $5,472 and ($15,759), respectively	(8,142)	8,281	(27,846)
Derivative fair value changes, net of income tax (benefit) expense of ($5,405), $13,542 and ($13,305), respectively	(9,308)	24,064	(23,186)
Other comprehensive income (loss)	6,249	94,755	(94,383)
Comprehensive income	$321,999	$407,458	$138,932

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Balance Sheets

	December 31,	
	2010	2009
	(Dollars in thousands, except per share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$473,741	$101,084
Receivables – net	918,828	741,815
Inventories	1,129,484	627,289
Deferred income taxes	80,358	45,024
Prepaid expenses and other	61,856	40,861
Total Current Assets	2,664,267	1,556,073
OTHER ASSETS:		
Goodwill	927,882	351,333
Intangible assets – net	679,131	220,780
Other assets	122,397	61,505
Total Other Assets	1,729,410	633,618
PROPERTY, PLANT AND EQUIPMENT:		
Land	41,547	38,879
Buildings and improvements	331,831	281,841
Machinery and equipment	444,761	351,540
Less accumulated depreciation	(191,988)	(157,839)
Total Property, Plant and Equipment – net	626,151	514,421
TOTAL ASSETS	$5,019,828	$2,704,112

Bucyrus International, Inc.
Consolidated Balance Sheets (continued)

	December 31,	
	2010	2009
	(Dollars in thousands, except per share amounts)	
LIABILITIES AND COMMON STOCKHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Accounts payable	$417,505	$155,857
Accrued expenses	328,955	172,865
Liabilities to customers on uncompleted contracts and warranties	322,051	183,097
Income taxes	46,386	45,811
Current maturities of long-term debt and short-term obligations	28,113	7,566
Total Current Liabilities	1,143,010	565,196
LONG-TERM LIABILITIES:		
Deferred income taxes	92,350	82,260
Pension and other	258,010	198,000
Total Long-Term Liabilities	350,360	280,260
LONG-TERM DEBT, less current maturities	1,487,344	499,666
COMMITMENTS AND CONTINGENCIES – Note N		
COMMON STOCKHOLDERS' INVESTMENT:		
Common stock – par value $.01 per share, authorized 200,000,000 shares, issued 81,303,881 and 75,234,366 shares in 2010 and 2009, respectively	813	753
Additional paid-in capital	1,053,942	687,756
Treasury stock – 217,200 shares	(851)	(851)
Accumulated earnings	981,164	673,535
Accumulated other comprehensive income (loss)	4,046	(2,203)
Total Common Stockholders' Investment	2,039,114	1,358,990
TOTAL LIABILITIES AND COMMON STOCKHOLDERS' INVESTMENT	$5,019,828	$2,704,112

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Statements of Common Stockholders' Investment

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)
	(Dollars in thousands)				
Balance at January 1, 2008	$375	$671,341	($851)	$142,560	($2,575)
Issuance of common stock under employee plans, net of stock redeemed for taxes (75,951 shares)	—	(1,298)	—	—	—
Two-for-one stock split	376	(376)	—	—	—
Income tax benefit from exercised SARs and vesting of restricted stock	—	1,322	—	—	—
Stock-based compensation expense	—	7,056	—	—	—
Board of directors' fees paid with Company stock	—	181	—	—	—
Net earnings	—	—	—	233,315	—
Dividends declared	—	—	—	(7,535)	—
Currency translation adjustments	—	—	—	—	(43,351)
Change in pension and postretirement unrecognized costs, net of income tax benefit of $15,759	—	—	—	—	(27,846)
Change in fair value of derivative instruments, net of income tax benefit of $13,305	—	—	—	—	(23,186)
Balance at December 31, 2008	751	678,226	(851)	368,340	(96,958)
Issuance of common stock under employee plans, net of stock redeemed for taxes (194,028 shares)	2	(4,915)	—	—	—
Income tax benefit from exercised SARs and vesting of restricted stock	—	2,331	—	—	—
Stock-based compensation expense	—	11,889	—	—	—
Board of directors' fees paid with Company stock	—	225	—	—	—
Net earnings	—	—	—	312,703	—
Dividends declared	—	—	—	(7,508)	—
Currency translation adjustments	—	—	—	—	62,410
Change in pension and postretirement unrecognized costs, net of income tax expense of $5,472	—	—	—	—	8,281
Change in fair value of derivative instruments, net of income tax expense of $13,542	—	—	—	—	24,064
Balance at December 31, 2009	753	687,756	(851)	673,535	(2,203)
Issuance of common shares	58	363,863			
Issuance of common stock under employee plans, net of stock redeemed for taxes (524,643 shares)	2	(25,782)	—	—	—
Income tax benefit from exercised SARs and vesting of restricted stock	—	18,977	—	—	—
Stock-based compensation expense	—	8,756	—	—	—
Board of directors' fees paid with Company stock	—	372	—	—	—
Net earnings	—	—	—	315,750	—
Dividends declared	—	—	—	(8,121)	—
Currency translation adjustments	—	—	—	—	23,699
Change in pension and postretirement unrecognized costs, net of income tax benefit of $3,437	—	—	—	—	(8,142)
Change in fair value of derivative instruments, net of income tax benefit of $5,405	—	—	—	—	(9,308)
Balance at December 31, 2010	$813	$1,053,942	($851)	$981,164	$4,046

See notes to consolidated financial statements

Bucyrus International, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$315,750	$312,703	$233,315
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	54,051	41,544	36,860
Amortization	55,852	22,283	22,461
Stock-based compensation expense	8,756	11,889	7,056
Stock issued in payment of director's fees	372	225	181
Deferred income taxes	(61,605)	34,543	(3,069)
Loss on disposal of property, plant and equipment	1,025	3,704	159
Changes in assets and liabilities, excluding effects of acquisitions:			
Receivables	(89,343)	(77,249)	(235,736)
Inventories	(38,004)	25,918	(147,629)
Other current assets	7,543	(2,524)	14,119
Other assets	(11,564)	(6,321)	(662)
Current liabilities other than income taxes and current maturities of long-term debt and short-term obligations	164,577	(195,058)	207,447
Income taxes	42,211	(18,864)	14,246
Long-term liabilities other than deferred income taxes	11,285	(14,244)	6,107
Net cash provided by operating activities	460,906	138,549	154,855
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(69,406)	(59,268)	(112,013)
Proceeds from disposal of property, plant and equipment	2,893	1,475	5,581
Purchases of investments	(3,504)	(11,903)	(5,978)
Proceeds from sale of investments	6,983	11,606	6,486
Acquisitions, including acquisition of Terex Mining	(1,003,259)	(12,795)	(24,058)
Other	—	(3,578)	1,745
Net cash used in investing activities	(1,066,293)	(74,463)	(128,237)

Bucyrus International, Inc.
Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings from revolving credit facilities	$208,087	—	—
Repayments of revolving credit facilities	(208,087)	—	—
Net (repayments of) borrowings from revolving credit facilities	—	($55,157)	$40,027
Proceeds from term loan facility	1,000,000	—	—
Repayment of term loan facility	(9,952)	(5,056)	(5,981)
Proceeds from other long-term debt and other bank borrowings	31,869	1,171	9,445
Repayments of other long-term debt and other bank borrowings	(31,137)	(9,378)	(3,443)
Payment of financing costs	(35,206)	(6,000)	(528)
Payments under capital lease agreements	(56)	(612)	(3,188)
Tax benefit related to share-based payment awards	18,977	2,332	1,322
Dividends paid	(8,056)	(7,445)	(7,435)
Other	—	(173)	—
Net cash provided by (used in) financing activities	966,439	(80,318)	30,219
Effect of exchange rate changes on cash	11,605	14,920	(15,553)
Net increase (decrease) in cash and cash equivalents	372,657	(1,312)	41,284
Cash and cash equivalents at beginning of year	101,084	102,396	61,112
Cash and cash equivalents at end of year	$473,741	$101,084	$102,396
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$71,625	$27,172	$28,304
Income taxes - net of refunds	$116,290	$127,261	$90,582
Gross borrowings from revolving credit facilities	—	$701,676	$334,390
Gross repayments of revolving credit facilities	—	$756,833	$294,363
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITY:			
Capital expenditures included in accounts payable	$4,624	$2,730	$7,416

Bucyrus International, Inc.
Consolidated Statements of Cash Flows (continued)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Liabilities assumed for acquisitions were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Fair value of assets acquired	$1,807,582	$14,117	$45,870
Cash consideration	(1,042,691)	(14,132)	(22,782)
Consideration paid in the form of the Company's common shares, based on the February 19, 2010 per share closing price of $62.64	(363,922)	—	—
Acquisition expenses paid or accrued	—	—	(640)
Liabilities assumed	$400,969	($15)	$22,448

See notes to consolidated financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Bucyrus International, Inc. (the "Company") is a Delaware corporation and a leading designer, manufacturer and marketer of high productivity mining equipment. The Company operates in two business segments: surface mining and underground mining. Major markets for the surface mining industry are copper, coal, oil sands and iron ore. The major market for the underground mining industry is coal. Most of the Company's surface mining customers are large multinational corporations with operations in the various major surface mining markets throughout the world. Most of the Company's underground mining customers are multinational coal mining corporations that tend to be smaller in size than its surface mining customers. In addition to the manufacture of original equipment, an important part of the Company's business consists of aftermarket sales, such as supplying parts, maintenance and repair services and technical advice, as well as refurbishing and relocating older, installed original equipment. The Company has manufacturing facilities in Australia, China, the Czech Republic, Germany, Mexico, the United Kingdom and the United States and service and sales centers in Australia, Brazil, Canada, Chile, China, India, Indonesia, Peru, Russia, South Africa and the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiaries. All significant intercompany transactions, profits and accounts have been eliminated.

Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying value of these investments approximates fair value.

Inventories

Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were $5.1 million and $2.8 million at December 31, 2010 and 2009, respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized and are reviewed annually for impairment or more frequently if impairment indicators arise. Intangible assets consist primarily of technology, customer relationships, engineering drawings, trademarks, trade names and backlog (see Note E).

Property, Plant and Equipment

Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial reporting purposes range from 10 to 40 years for buildings and improvements and three to 17 years for machinery and equipment.

Impairment of Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of property, plant and equipment and intangible assets with finite lives may warrant revision or that the remaining balance of each may not be recoverable.

Financial Instruments

Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable and accrued liabilities approximated fair value at December 31, 2010 and 2009. The fair value of the Company's term loan was $1.5 billion and $469.7 million at December 31, 2010 and December 31, 2009, respectively.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Stockholders' Investment. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the Consolidated Statements of Earnings. Transaction losses totaled $0.8 million, $7.7 million and $3.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Transaction gains and losses on intercompany advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Stockholders' Investment.

Derivative Financial Instruments

On January 1, 2009, the Company adopted new accounting guidance regarding disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures regarding an entity's derivatives and hedging activities, including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how the derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows.

The Company enters into contracts for certain derivative financial instruments to mitigate foreign exchange rate risk of specific foreign currency denominated transactions and to manage and preserve the economic value of cash flows in non-functional currencies. The Company also enters into contracts for certain derivative financial instruments to mitigate interest rate risk. The

Company has designated several of these contracts as cash flow hedges. The Company does not use derivative financial instruments for trading or other speculative purposes.

The contractual amounts of the Company's outstanding foreign currency forward contracts not designated as cash flow hedges, by currency, were as follows:

	December 31,			
	2010		2009	
	Buy	Sell	Buy	Sell
	(Dollars in thousands)			
United States dollar	$2,703	$17,422	$1,296	$34,591
Australian dollar	1,838	136,003	22,935	16,617
Brazilian real	—	7,787	—	3,912
British pounds sterling	1,759	636	12,925	2,106
Canadian dollar	—	46,143	—	8,492
Chilean peso	2,014	—	37,798	1,250
Czech koruna	195	—	146	—
Euro	48,296	48,204	28,957	2,295
Indian rupee	—	2,128	—	—
Mexican peso	2,252	—	—	—
Peruvian sol	1,001	3,737	—	1,525
Polish zloty	—	—	—	1,894
Russian ruble	—	6,248	675	3,595
South African rand	—	—	—	1,584
	$60,058	$268,308	$104,732	$77,861

The contractual amounts of the Company's outstanding foreign currency forward contracts designated as cash flow hedges, by currency, were as follows:

	December 31,			
	2010		2009	
	Buy	Sell	Buy	Sell
	(Dollars in thousands)			
United States dollar	$10,477	$65,335	$9,704	$21,172
Australian dollar	28,775	1,119	6,550	1,931
British pounds sterling	14,927	58	1,100	—
Canadian dollar	—	42,218	—	—
Czech koruna	1,508	—	118	—
Euro	27,764	307	184,342	3,344
Russian ruble	—	7,796	—	—
	$83,451	$116,833	$201,814	$26,447

Based upon December 31, 2010 foreign currency exchange rates, all of the Company's outstanding contracts were recorded at fair value.

The Company conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and cash collections of accounts receivable in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related inventory is sold or the accounts receivable is recorded. Ineffectiveness related to these hedge instruments that was recognized in the Consolidated Statements of Earnings consisted of pre-tax losses of $1.1 million, $5.3 million and $6.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The maturity of these instruments generally does not exceed 18 months. The Consolidated Statements of Earnings also includes $2.7 million of pre-tax losses for the year ended December 31, 2009 as a result of the discontinuance of cash flow hedges because the original forecasted transaction did not occur within the original specified time period or the two months thereafter. There was no income or loss for this type of transaction in 2010. The accumulated other comprehensive loss, net of tax, related to foreign currency forward contracts was $0.8 million and $1.6 million at December 31, 2010 and 2009, respectively. The Company estimates that $2.5 million of income included in the $0.8 million of net accumulated other comprehensive loss will be reclassified into earnings over the next 12 months.

To manage a portion of its exposure to changes in LIBOR-based interest rates on its variable rate debt, the Company has entered into interest rate swap agreements to effectively fix the interest payments on $743.7 million ($650.0 million plus €70.0 million) of its term loan. All of the swaps in place at December 31, 2010 have been designated as cash flow hedges of LIBOR-based interest payments. The effective portion of the change in fair value of the derivatives is recorded in accumulated other comprehensive income (loss), while any ineffective portion is recorded as an adjustment to interest expense. The differential paid or received on the interest rate swap is recognized as an adjustment to interest expense. Interest rate swaps in place at December 31, 2010 were as follows:

Amount	Interest Rate (1)	Maturity Date
	(Dollars in thousands)	
$50,000	2.175%	January 30, 2012
50,000	2.40%	January 28, 2013
25,000	2.22%	February 19, 2013
25,000	2.25%	February 19, 2013
25,000	2.29%	May 19, 2013
25,000	2.41%	August 19, 2013
25,000	2.45%	November 19, 2013
50,000	2.5975%	January 28, 2014
25,000	2.58%	February 19, 2014
25,000	2.21%	April 1, 2014
50,000	2.99%	May 4, 2014
50,000	2.99%	May 6, 2014
100,000	2.99%	May 4, 2014
25,000	2.63%	May 19, 2014
25,000	2.74%	August 19, 2014
25,000	2.82%	November 19, 2014
25,000	2.845%	February 19, 2015
25,000	2.97%	May 19, 2015
20,084	1.96%	March 31, 2012 (2)
13,389	2.28%	March 31, 2013 (2)

33,472	2.518%	March 31, 2014 (2)
20,084	2.49%	March 31, 2014 (2)
6,695	2.49%	April 1, 2014 (2)
$743,724		

(1) Excludes applicable spread of 1.5% to 3.0%.
(2) This interest rate swap is denominated in euros.

The Company recognized interest expense of $13.1 million, $2.5 million, and $1.9 million for the years ended December 31, 2010, 2009 and 2008, respectively, related to the effective portion of its interest rate swaps. This interest expense combined with the interest paid to the Company's lender based on the terms of the Company's credit facility results in effective interest rates equal to the swap rates presented in the table above. Accumulated other comprehensive loss, net of tax, related to interest rate swaps was $15.1 million and $5.0 million at December 31, 2010 and 2009, respectively. The Company estimates that $8.1 million of the $15.1 million accumulated other comprehensive loss, net of tax, will be reclassified into earnings over the next 12 months.

The pre-tax fair value of the Company's cash flow hedges related to foreign currency forward contracts and interest rate swaps and the accounts in the Consolidated Balance Sheets in which the amounts are included were as follows:

	December 31, 2010 (Dollars in thousands)			
	Prepaid Expenses and Other	Other Assets	Accrued Expenses	Pension and Other
	(Dollars in thousands)			
Interest rate swaps	$—	$—	$12,799	$11,166
Foreign currency forward contracts	7,953	146	2,948	307
Total designated	$7,953	$146	$15,747	$11,473

	December 31, 2009 (Dollars in thousands)			
	Prepaid Expenses and Other	Other Assets	Accrued Expenses	Pension and Other
	(Dollars in thousands)			
Interest rate swaps	$—	$301	$2,917	$4,531
Foreign currency forward contracts	1,787	—	2,551	885
Total designated	$1,787	$301	$5,468	$5,416

The pre-tax derivative gains and losses included in the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Earnings related to cash flow hedges were as follows:

(Gain) loss recognized in other comprehensive income:

	Year Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Interest rate swaps	$16,099	($6,392)
Foreign currency forward contracts	(1,386)	(28,611)
Total	$14,713	($35,003)

Gain (loss) reclassified from other comprehensive income to earnings:

	Year Ended December 31,		Consolidated Statement of Earnings Line Item
	2010	2009	
	(Dollars in thousands)		
Interest rate swaps	($13,118)	($2,532)	Interest expense
Foreign currency forward contracts	511	3,631	Sales
Foreign currency forward contracts	(2,964)	(12,359)	Cost of products sold
Foreign currency forward contracts	330	(5,081)	Selling, general and administrative expenses
Foreign currency forward contracts	—	(2,593)	Other expense
Total	($15,241)	($18,934)	

Gain (loss) recognized in earnings due to ineffectiveness and amounts excluded from effectiveness testing:

	Year Ended December 31,		Consolidated Statement of Earnings Line Item
	2010	2009	
	(Dollars in thousands)		
Foreign currency forward contracts	($51)	($178)	Sales
Foreign currency forward contracts	(608)	(5,078)	Cost of products sold
Foreign currency forward contracts	(461)	(19)	Selling, general and administrative expenses
Foreign currency forward contracts	—	(2,701)	Other expense
Total	($1,120)	($7,976)	

The pre-tax gains (losses) from derivatives not designated as hedging instruments included in the Consolidated Statements of Earnings were as follows:

	Year Ended December 31,		Consolidated Statement of Earnings Line Item
	2010	2009	
	(Dollars in thousands)		
Foreign currency forward contracts	$3,814	$402	Sales
Foreign currency forward contracts	(416)	(1,486)	Cost of product sold
Foreign currency forward contracts	(18,051)	(4,718)	Selling, general and administrative expenses
Total	($14,653)	($5,802)	

Derivative instruments are subject to significant concentrations of credit risk to the banking industry. The Company manages counterparty credit risk by only entering into derivative contracts with large commercial financial institutions. The maximum amount of pre-tax loss, not considering netting arrangements, if any, which the Company would have incurred if the counterparties to its derivative instruments failed to meet their obligations was $8.8 million at December 31, 2010 and $3.9 million at December 31, 2009. At December 31, 2010, the Company had no knowledge of any of counterparty default.

The Company also has cross-currency foreign currency-denominated debt obligations that are designated as hedges of the foreign currency exposure associated with its net investments in non-United States operations. The currency effects of the debt obligations are reflected in other comprehensive income (loss) where they offset translation gains and losses recorded on the Company's net investments in Germany. The Company recognized a gain of $7.4 million and a loss of $4.0 million in other comprehensive income (loss) related to net investment hedges for the years ended December 31, 2010 and 2009, respectively.

The Company also uses natural hedges to mitigate risks associated with foreign currency exposures. For example, oftentimes the Company has non-functional currency denominated receivables from customers for which the exposure is partially mitigated by a corresponding non-functional currency payable to a vendor.

Stock Split

All previously reported net earnings per share and number of shares in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect the two-for-one split of the Company's common stock effective May 27, 2008.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in addition to net earnings (loss). Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net earnings (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss in the Consolidated Statements of Common Stockholders' Investment. Accumulated other comprehensive income (loss), net of income taxes, was as follows:

	December 31,	
	2010	2009
	(Dollars in thousands)	
Currency translation adjustments	$54,888	$31,189
Pension and postretirement benefit unrecognized costs	(34,894)	(26,752)
Derivative fair value adjustments	(15,948)	(6,640)
Accumulated other comprehensive income (loss)	$4,046	($2,203)

Revenue Recognition

Revenue from long-term sales contracts, such as for the manufacture of the Company's original equipment and certain replacement parts, is recognized using the percentage-of-completion method due to the length of time to fully manufacture and assemble the Company's original equipment or replacement parts. The Company measures revenue recognized based on the ratio of actual costs incurred to date in relation to total estimated costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company's consolidated financial statements and most accurately measures the matching of revenues with expenses. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $149.7 million and $135.4 million at December 31, 2010 and 2009, respectively.

Warranty

Sales of the Company's products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplace. The Company records provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjusts these provisions to reflect actual experience.

Shipping and Handling Fees and Costs

Revenue received from shipping and handling fees is reflected in sales. Shipping fee revenue was insignificant for all periods presented. Shipping and handling costs are included in cost of products sold.

Income Taxes

Deferred taxes are provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

Fair Value Measurements

Accounting guidance regarding fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance classifies the inputs used to measure the fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or
Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or
Inputs other than quoted prices that are observable for the assets or liabilities
Level 3 Unobservable inputs for the assets or liabilities

The Company adopted this guidance effective January 1, 2008 and it did not have a material effect on the Company's financial position or results or operations.

The Company has determined that its financial assets and liabilities are level 2 in the fair value hierarchy. The Company's financial assets and liabilities that were accounted for at fair value were as follows:

	December 31,	
	2010	2009
	(Dollars in thousands)	
Assets:		
Foreign currency exchange contracts (1)	$8,802	$3,635
Interest rate swaps (2)	—	301
Total assets at fair value	$8,802	$3,936
Liabilities:		
Foreign currency exchange contracts (1)	$14,609	$6,434
Interest rate swaps (2)	23,965	7,447
Total liabilities at fair value	$38,574	$13,881

(1) Based on observable market transactions of forward currency prices.
(2) Based on observable market transactions of forward LIBOR or EURIBOR rates.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued new accounting guidance regarding business combinations. This guidance defines how acquirers recognize and measure the consideration transferred, assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired at their fair values as of the acquisition date. This guidance became effective on a prospective basis for fiscal years beginning after December 15, 2008. The Company adopted this guidance effective January 1, 2009 and it did not have a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued accounting guidance regarding disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about an entity's derivatives and hedging activity and how they effect an entity's financial position. This guidance became effective for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this guidance effective January 1, 2009 and it did not have a material effect on the Company's financial position or results of operations.

In May 2009, the FASB issued new accounting guidance regarding management's assessment of subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance outlines (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance became effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company adopted this guidance in June 2009 and it did not have a material effect on the Company's financial position or results of operations.

In June 2009, the FASB issued the Accounting Standards Codification ("Codification"). The Codification is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The use of the

Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the Codification in September 2009 and it did not have a material effect on the Company's financial position or results of operations.

In October 2009, the FASB issued new accounting guidance regarding the accounting for revenue in arrangements with multiple deliverables. This guidance addresses the accounting for multiple deliverable arrangements and clarifies how arrangement consideration should be allocated to the separate units of accounting, when applicable. This guidance becomes effective on a prospective basis for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

NOTE B – ACQUISITIONS

Terex Mining Acquisition

On February 19, 2010, the Company completed its acquisition of Terex Corporation's mining equipment business ("Terex Mining") for $1.0 billion in cash and 5,809,731 shares of the Company's common stock, subject to certain post-closing net assets, net debt and other adjustments. The financial results for the year ended December 31, 2010 include the net assets and results of operations of Terex Mining since the February 19, 2010 date of acquisition, as well as the acquisition accounting adjustments and acquisition costs related to the Terex Mining acquisition. As a result, the Company's financial results for year ended December 31, 2010 are not necessarily comparable to the results for the years ended December 31, 2009 and 2008 or as of December 31, 2009 and may not be indicative of future results. Terex Mining has been integrated into the surface mining segment.

Terex Mining is a worldwide manufacturer of hydraulic excavators, off-highway haul trucks and drills, which are complementary to the Company's existing product lines. As a result of this acquisition, the Company has significantly expanded its product portfolio, which allows it to compete in a larger portion of the mining machinery market. These factors contributed to a purchase price resulting in the recognition of goodwill. Total goodwill acquired was $590.7 million, of which $230.7 million is deductible for income tax purposes.

The acquisition of Terex Mining was accounted for under the acquisition method of accounting for business combinations in accordance with generally accepted accounting principles in the United States. Under this method, the total consideration transferred to consummate the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the closing date of the acquisition. The principles of acquisition method of accounting require extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values.

The asset and share purchase agreement between the Company and Terex Corporation contains a post-closing purchase price adjustment provision which includes a calculation of the net asset value (as defined in the asset and share purchase agreement) of Terex Mining as of the closing date of the acquisition. During the course of the calculation of the purchase price adjustment, the Company identified certain material potential adjustments to specific items on the balance sheet of Terex Mining as of the closing date of the acquisition. These adjustments are being contested by Terex Corporation and, as a result, have not been recognized as a receivable in the Company's Consolidated Balance Sheet at December 31, 2010.

The consideration transferred to acquire Terex Mining was as follows (dollars in thousands):

Cash consideration, including cash acquired	$1,042,691
Consideration in the form of the Company's common shares, based on the February 19, 2010 per share closing price of $62.64	363,922
Total consideration transferred	$1,406,613

The total consideration transferred was allocated to Terex Mining's net tangible and identifiable intangible assets based upon their fair value as of February 19, 2010. The excess of the consideration transferred over the fair value of the net tangible and identifiable intangible assets is reflected as goodwill. The allocation of the total consideration to the fair value of the assets acquired and liabilities assumed as of February 19, 2010 was as follows (dollars in thousands):

Cash	$44,382
Receivables	89,034
Inventories	449,384
Prepaid expenses and other	38,075
Goodwill	590,715
Intangible assets	493,646
Other assets	12,844
Property, plant and equipment	81,817
Liabilities assumed	(400,969)
Deferred tax asset associated with acquisition accounting adjustments	7,685
	$1,406,613

During the fourth quarter of 2010, the fair value of the assets acquired and the liabilities assumed was adjusted resulting in a $172.7 million increase in goodwill.

Major categories of liabilities assumed included trade accounts payable of $94.6 million, accrued warranty costs of $140.0 million, other accrued expenses of $47.9 million, accrued employee costs of $19.4 million, pension liabilities of $15.7 million and liabilities to customers on uncompleted contracts of $49.3 million.

The identifiable intangible assets consist of technology, customer relationships, brand name, trademarks and backlog.

The Company incurred $19.7 million of acquisition costs related to the acquisition of Terex Mining for the year ended December 31, 2010. These costs are included in selling, general and administrative expenses in the Consolidated Statements of Earnings.

Terex Mining sales and net earnings for the period of February 20, 2010 through December 31, 2010 were $1.0 billion and $67.2 million, respectively.

Pro Forma Results of Operations

The following unaudited pro forma results of operations assumes that the Company acquired Terex Mining and amended its credit facilities on January 1, 2010 and 2009. The unaudited pro forma results include adjustments to reflect additional interest expense, depreciation expense and amortization of intangible assets, as well as the effects of adjustments made to the carrying value of certain assets.

	Year Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Sales	$3,752,195	$3,806,488
Net earnings	$339,033	$324,188
Net earnings per share:		
Basic	$4.21	$4.04
Diluted	$4.13	$3.97

The unaudited pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition of Terex Mining been effective on January 1, 2009 or of the Company's future results of operations. Also, the unaudited pro forma financial information does not reflect the costs that the Company incurred to integrate Terex Mining. These integration costs were not material.

Finished goods and work in process inventories have been adjusted to their estimated fair market value. Finished parts were valued at their estimated selling prices, less the sum of (i) costs of disposal; and (ii) a reasonable profit allowance for the Company's selling effort, and work in process was valued at estimated selling prices of finished goods less the sum of (a) costs to complete; (b) costs of disposal; and (c) a reasonable profit allowance for the completing and selling effort of the Company based on profit for similar finished goods. As this inventory adjustment was directly attributed to the transaction and did not have a continuing impact, it is not reflected in the unaudited pro forma results of operations presented above. However, this inventory adjustment resulted in a charge to cost of products sold in the periods subsequent to the consummation of the acquisition of Terex Mining during which the related inventories were sold. The actual charge to cost of products sold for the year ended December 31, 2010 was $38.9 million.

Other Acquisitions

In 2008, the Company acquired two businesses. Based on the fair value of assets acquired and expected revenues, the Company concluded that they are not material in the aggregate. Consequently, there are no disclosures required for these acquisitions.

NOTE C – RECEIVABLES

Receivables at December 31, 2010 and 2009 included $381.8 million and $384.5 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next 12 months of such dates.

Current receivables were reduced by an allowance for losses of $4.9 million and $7.1 million at December 31, 2010 and 2009, respectively.

NOTE D – INVENTORIES

Inventories consisted of the following:

	December 31,	
	2010	2009
	(Dollars in thousands)	
Raw materials and parts	$117,919	$75,111
Work in process	366,733	202,221
Finished products (primarily replacement parts)	644,832	349,957
	$1,129,484	$627,289

NOTE E – GOODWILL AND INTANGIBLE ASSETS

Goodwill is not subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value-based test. Additionally, intangible assets with indefinite lives are not amortized, but are subject to an evaluation for impairment at least annually. Intangible assets with finite lives continue to be amortized over a period of five to 20 years. The Company's annual impairment testing date is December 31. No impairment resulted from the Company's annual impairment testing during the years ended December 31, 2010, 2009 or 2008.

Intangible assets consisted of the following:

	December 31, 2010			December 31, 2009		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization
	(Years)	(Dollars in thousands)		(Years)	(Dollars in thousands)	
Amortized intangible assets:						
Technology	10-12	$421,396	($48,394)	10-12	$121,085	($26,846)
Customer relationships	20	269,043	(28,213)	20	118,791	(15,584)
Engineering drawings	20	25,500	(16,919)	20	25,500	(15,644)
Trademarks and trade names	7	50,340	(16,322)	0.7	12,000	(12,000)
Other	5 - 20	11,663	(5,809)	5 - 20	5,855	(4,813)
		$777,942	($115,657)		$283,231	($74,887)
Unamortized intangible assets:						
Trademarks/Trade names		$16,846			$12,436	

Changes in the carrying amount of goodwill were as follows:

	Surface Mining	Underground Mining
	(Dollars in thousands)	
Balance at January 1, 2009	$47,306	$282,905
Goodwill acquired during the year	—	11,765
Currency translation	—	9,357
Balance at December 31, 2009	47,306	304,027
Goodwill acquired during the year	590,715	—
Currency translation	(1,806)	(12,360)
Balance at December 31, 2010	$636,215	$291,667

Amortization expense for finite-lived intangible assets was $46.6 million, $18.9 million and $19.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The estimated future amortization expense of finite-lived intangible assets is as follows (dollars in thousands):

Year	Amount
2011	$45,359
2012	45,359
2013	45,344
2014	45,024
2015	44,843
Future	436,356
	$662,285

NOTE F – ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)	
Wages and salaries	$82,324	$61,387
Other	246,631	111,478
	$328,955	$172,865

NOTE G – LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt consisted of the following:

	December 31, 2010	December 31, 2009
	(Dollars in thousands)	
Term loan facility	$1,495,715	$496,599
Other	19,742	10,633
	1,515,457	507,232
Less current maturities of long-term debt and short-term obligations	(28,113)	(7,566)
	$1,487,344	$499,666

On February 19, 2010, the Company amended its credit facilities to finance the acquisition of Terex Mining. As of February 19, 2010, the amended credit facilities included a secured revolving credit facility of $525.0 million ($35.0 million has a maturity date of May 4, 2012 and $490.0 million has a maturity date of May 4, 2014) and an unsecured German revolving credit facility of €65.0 million which matures on May 4, 2014. As of February 19, 2010, the amended credit facilities also included secured term loan facilities totaling $1,473.8 million consisting of (i) $1,280.0 million ($390.0 million matures on May 4, 2014 and $890.0 million matures on February 19, 2016); (ii) A$124.0 million ($104.4 million) with a maturity date of February 19, 2016; and (iii) €73.1 million ($89.4 million) with a maturity date of May 4, 2014. The entire new secured revolving credit facility is eligible to be used for letters of credit.

Borrowings under the secured revolving credit facility that mature on May 4, 2012 and May 4, 2014 bear interest, payable no less frequently than quarterly, at (i) LIBOR or EURIBOR, plus the applicable spread; or (ii) a base rate determined by reference to the United States prime lending rate, the federal funds rate, or one month LIBOR plus 1.00%, plus the applicable spread. The unsecured German revolving credit facility bears interest, payable no less frequently than quarterly, at EURIBOR, plus the applicable spread.

Under each revolving credit facility, the Company pays a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio for revolving credit facilities that mature on May 4, 2012, and 0.50% for revolving credit facilities that mature on May 4, 2014, and when applicable, customary letter of credit fees.

Borrowings under the term loan facility that mature on May 4, 2014 bear interest, payable no less frequently than quarterly, at (i) LIBOR, plus the applicable spread, for United States dollar denominated loans; and (ii) EURIBOR, plus the applicable spread, for euro denominated loans.

Borrowings under the term loan facility that mature on February 19, 2016 bear interest, payable no less frequently than quarterly, at (i) LIBOR (subject to a 1.50% floor), plus the applicable spread (based on the Company's total leverage ratio), for United States dollar denominated base rate loans; and (ii) an offered rate of interest based on deposits of Australian dollars, plus (a) the difference between three-month LIBOR and 1.50% (if greater), and (b) between 2.75% and 3.00% (based on the Company's total leverage ratio) for Australian dollar denominated base rate loans.

The credit facilities contain operating and financial covenants that, among other things, could limit the Company's ability to obtain additional sources of capital. The Company's financial covenants require that it maintain, on a trailing four-quarter basis as of the end of each fiscal quarter, a total leverage ratio of not more than 3.50 to 1.00 and a consolidated interest coverage ratio of at least 3.0 to 1.0. At December 31, 2010, the Company's total leverage ratio was 1.44 to 1.00 and its interest coverage ratio was 10.12 to 1.00. The Company was also in compliance with all operating covenants at December 31, 2010.

The credit facilities require the Company to prepay outstanding loans with 100% of the net proceeds of the incurrence of certain debt and certain asset sales and 50% (subject to reductions based on the Company's total leverage ratio) of the Company's annual excess cash flow, as defined in its credit facilities.

At December 31, 2010, the amount potentially available for borrowings under the secured revolving credit facility was $417.5 million, after taking into account $107.5 million of issued letters of credit. The amount potentially available for borrowings under the unsecured German credit facility at December 31, 2010 was $31.5 million (€23.5 million), after taking into account $55.5 million (€41.5 million) of issued letters of credit. At December 31, 2010, the Company had borrowings of $1.5 billion ($1.3 billion plus €72.6 million plus A$123.1 million) under its term loan facility. To manage a portion of its exposure to changes in LIBOR-based and EURIBOR-based interest rates, the Company has entered into interest rate swap agreements that effectively fix the interest payments on $743.7 million ($650.0 million plus €70.0 million) of outstanding borrowings under its term loan facility at a weighted average interest rate of 2.6%, plus the applicable spread. The remaining $752.0 million of outstanding term loan borrowings at December 31, 2010 were at a weighted average interest rate of 4.8%, including the applicable spread.

For the year ended December 31, 2010, the average revolving credit facility borrowings under the Company's credit agreements were $7.7 million at a weighted average interest rate of 3.0% and the maximum borrowing outstanding was $101.3 million. For the year ended December 31, 2009, the average borrowings under the revolving portion of the Company's credit agreement were $53.5 million at a weighted average interest rate of 2.2% and the maximum borrowing outstanding was $123.8 million.

At December 31, 2010 and 2009, there were $229.3 million and $188.5 million, respectively, of issued letters of credit outstanding under all of the Company's bank facilities.

Maturities of long-term debt and short-term obligations for each of the next five years are as follows (dollars in thousands):

Year	Amount
2011	$28,113
2012	$15,688
2013	$15,343
2014	$479,572
2015	$10,258

NOTE H – COMMON STOCKHOLDERS' INVESTMENT

On April 24, 2008, the Company's stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation to eliminate all references to Class B common stock and rename the Company's Class A common stock as "common stock".

On April 30, 2008, the Company's stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 75 million to 200 million. Also on April 30, 2008, the Company announced a two-for-one split of its common stock in the form of a 100% stock dividend. The stock dividend was paid on May 27, 2008 to stockholders of record on May 13, 2008 and the Company's common stock began trading on a split-adjusted basis on May 28, 2008. All previously reported net earnings per share and number of shares included in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect this stock split.

On February 19, 2010, the Company issued 5,809,731 shares of its common stock as partial consideration for the acquisition of Terex Mining.

At December 31, 2010, the Company had 10,000,000 shares of authorized preferred stock and the Company's issued and outstanding shares consisted only of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted on by the Company's common stockholders.

NOTE I – STOCK-BASED COMPENSATION

At December 31, 2010, the Company had 2,996,978 shares of its common stock available for awards under the Bucyrus International, Inc. Omnibus Incentive Plan 2007 ("Omnibus Plan"). The Omnibus Plan expires on the tenth anniversary of its effective date, unless terminated earlier by the Company's Board of Directors. The Omnibus Plan provides for the grant of equity based awards, including restricted (or nonvested) stock, restricted stock units, stock options, stock appreciation rights ("SARs"), and other equity based awards to the Company's directors, officers and other employees, advisors and consultants and those of the Company's subsidiaries who are selected by the Compensation Committee of the Company's Board of Directors for participation in the Omnibus Plan. Also at December 31, 2010, the Company had 492,000 shares of its common stock available for future grants under its 1998 Management Stock Option Plan. The Compensation Committee of the Company's Board of Directors determines all of the terms and conditions of awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

The Company recognizes compensation expense for nonvested shares, SAR's and stock options over the requisite service period for vesting of the award. Total stock-based compensation expense included in the Company's Consolidated Statements of Earnings was $8.7 million, $11.9 million and $7.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Nonvested Shares. The Company has granted nonvested shares to certain employees. The nonvested shares cliff vest in their entirety at the end of the fourth calendar year from the grant date (inclusive of the year of grant) provided the employee remains employed by the company until such date or has a qualifying retirement prior to such date. Compensation expense related to nonvested shares was $2.7 million, $3.8 million and $2.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Nonvested share activity was as follows:

	2010		2009		2008	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1	370,200	$20.97	206,688	$31.59	391,262	$21.46
Granted	77,350	$59.86	301,350	$13.80	58,100	$50.66
Forfeited	(16,300)	$29.73	(49,150)	$20.84	(12,100)	$29.25
Vested	(48,200)	$28.95	(88,688)	$21.45	(230,574)	$19.32
Nonvested at December 31	383,050	$27.44	370,200	$20.97	206,688	$31.59

At December 31, 2010, there was $5.2 million of unrecognized compensation expense related to nonvested share grants. This cost is expected to be recognized over a weighted-average period of 2.4 years. The grant date fair value was based on the fair market value of the Company's common stock on the date of grant. At December 31, 2010, the Company expected approximately 352,000 shares to vest and these shares had an aggregate intrinsic value of $31.4 million and a weighted-average remaining contractual term of 2.0 years. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $4.3 million, $5.0 million and $8.4 million, respectively.

Premium Nonvested Shares. In 2006, the Company granted premium nonvested shares to certain employees. These shares partially vested if specific performance levels were attained by the Company. The Company did attain the specific performance levels for the years ended December 31, 2009, 2008, 2007 and 2006, and all premium nonvested shares credited to employees fully cliff vested on December 31, 2009. Compensation expense related to premium nonvested shares was zero, $2.2 million and $0.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Premium nonvested share activity was as follows:

	2010		2009		2008	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1	—	—	178,498	$21.61	187,774	$21.72
Forfeited	—	—	(3,950)	$25.97	(9,276)	$23.89
Vested	—	—	(174,548)	$40.88	—	—
Nonvested at December 31	—	—	—	—	178,498	$21.61

All compensation expense related to vested premium nonvested share grants was recognized as of December 31, 2009. The grant date fair value was based on the fair market value of the Company's common stock on the date of grant.

SARs. The Company has granted SARs to certain employees. The SARs vest incrementally and can be settled in shares only. Compensation expense related to SAR's was $6.0 million, $5.9 million and $3.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

SAR activity was as follows:

	2010		2009		2008	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	2,249,866	$10.87	1,207,540	$14.20	1,004,950	$11.59
Granted	290,950	$35.39	1,223,100	$7.53	277,150	$23.51
Forfeited	(69,077)	$16.43	(170,414)	$10.32	(40,680)	$14.64
Exercised	(1,000,392)	$11.53	(10,360)	$13.95	(33,880)	$12.35
Outstanding at December 31	1,471,347	$15.03	2,249,866	$10.87	1,207,540	$14.20
Vested and exercisable at December 31	293,912	$14.59	958,884	$11.46	407,565	$11.72

The 293,912 vested and exercisable SARs at December 31, 2010 have a weighted-average exercise price of $28.39 per share, an aggregate intrinsic value of $17.9 million and a weighted average remaining contractual term of 6.8 years.

At December 31, 2010, approximately 1,336,000 of the outstanding SARs were vested or were expected to vest and these SARs had a weighted average exercise price of $27.43 per share, an intrinsic value of $82.8 million and a weighted-average remaining contractual term of 7.9 years.

At December 31, 2010, there was $11.5 million of unrecognized compensation expense related to SARs that are vested or expect to vest. This cost is expected to be recognized over a weighted-average period of 2.4 years. The grant date fair value of the SARs was calculated using the Black-Sholes pricing model. The assumptions used in this model were as follows:

	Year Ended December 31,		
	2010	2009	2008
Risk-free interest rate	3.17%	2.82%	3.49%
Expected stock price volatility	60.0%	58.00%	42.00%
Expected life	6.5 years	6.5 years	6.5 years
Dividend yield	0.17%	0.70%	0.19%

The risk-free interest rate was based on the United States Government Treasury strips rate on the date of grant and with a maturity equal to the expected life of the SARs. The expected stock price volatility was based on the historical activity of the Company's common stock. The expected life was calculated using the simplified method for "plain-vanilla" issuances. The expected dividend yield was based on the annual dividends that have been paid on the Company's common stock.

NOTE J – INCOME TAXES

Earnings before income taxes consisted of the following:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
United States	$200,881	$207,757	$192,089
Foreign	260,001	239,511	158,909
Total	$460,882	$447,268	$350,998

The provision for income tax expense consisted of the following:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Foreign income taxes:			
Current	$63,200	$51,739	$50,447
Deferred	11,310	12,767	(3,273)
Total	74,510	64,506	47,174
Federal income taxes:			
Current	44,344	61,668	66,220
Deferred	22,381	4,057	238
Total	66,725	65,725	66,458
Other (state and local taxes):			
Current	4,101	4,134	4,085
Deferred	(204)	200	(34)
Total	3,897	4,334	4,051
Total income tax expense	$145,132	$134,565	$117,683

Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings before income taxes as follows:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Tax expense at federal statutory rate	$161,309	$156,544	$122,849
Impact of foreign subsidiary income and tax rates	(16,668)	(16,367)	(9,462)
Uncertain tax benefits	(491)	783	6,521
Nondeductible acquisition costs	5,497	—	—
Other items	(4,515)	(6,395)	(2,225)
Total income tax expense	$145,132	$134,565	$117,683

Significant components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	
	2010	2009
	(Dollars in thousands)	
Deferred tax assets:		
Postretirement benefits	$6,156	$7,313
Pension benefits	16,292	15,199
Accrued and other liabilities	29,762	21,469
Stock-based compensation	3,787	5,767
Tax loss carry forward	3,280	9,281
Unrealized losses on foreign currency and derivative financial instruments	3,720	8,066
Other items	1,859	8,876
	64,856	75,971
Less valuation allowance	(2,168)	(2,988)
Total deferred tax assets	62,688	72,983
Deferred tax liabilities:		
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(94,588)	(120,625)
Contract related expenses	(21,488)	(21,356)
Total deferred tax liabilities	(116,076)	(141,981)
Net deferred tax liability	($53,388)	($68,998)

The classification of the net deferred tax liability was as follows:

	December 31,	
	2010	2009
	(Dollars in thousands)	
Current deferred tax assets	$80,358	$45,024
Long-term deferred tax assets	55	2,493
Current deferred tax liabilities	(41,451)	(34,255)
Long-term deferred tax liabilities	(92,350)	(82,260)
Net deferred tax liability	($53,388)	($68,998)

The long-term deferred tax asset is included in other assets and the current deferred tax liability is included in income taxes in the Consolidated Balance Sheets.

A valuation allowance must be used to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Currently, the Company has valuation allowances established for United States state net operating loss ("NOL") carryforwards and United Kingdom, Ukraine, India and Poland deferred tax assets. A summary of the valuation allowance was as follows:

	Balance at Beginning of Year	Additions - Allowance Established	Deductions - Allowance Reversal	Balance at End of Year
		(Dollars in thousands)		
Year ended December 31, 2008	$9,959	—	$2,796	$7,163
Year ended December 31, 2009	$7,163	$1,536	$5,711	$2,988
Year ended December 31, 2010	$2,988	$1,311	$2,131	$2,168

At December 31, 2010, the Company had $30.2 million of state NOL carryforwards, which expire in the years 2011 through 2019, available to offset future state taxable income in various states.

Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and for which United States income taxes have not been provided by the Company amounted to approximately $763 million at December 31, 2010. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective United States income tax rates and foreign withholding taxes, additional taxes could be incurred.

Unrecognized tax benefits recognized in the consolidated financial statements were as follows:

	2010	2009	2008
	(Dollars in thousands)		
Balance at January 1	$18,769	$17,977	$1,574
Gross increase related to prior period tax positions	—	—	10,970
Gross increase related to current period tax positions	2,244	2,153	5,368
Gross increase related to prior periods of acquired companies	—	—	203
Lapse of statue of limitations and settlements	(4,235)	(1,951)	—
Foreign currency translation	185	590	(138)
Balance at December 31	$16,963	$18,769	$17,977

At December 31, 2010, the Company had $17.0 million of unrecognized tax benefits, $3.4 million of which would impact its effective tax rate if recognized. At December 31, 2009, the Company had $18.8 million of unrecognized tax benefits, $3.9 million of which would impact its effective tax rate if recognized. The Company reasonably estimates that the gross amount of unrecognized tax benefits for prior tax period positions will decrease by $3.9 million in the next 12 months due to the close of an open tax year. The estimated decrease in the reserve relates primarily to uncertainty concerning intercompany transactions. However, the Company cannot reasonably estimate the change in reserve due to tax positions expected to be taken during 2011.

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. Expense or (income) for interest and penalties for the years ended December 31, 2010, 2009 and 2008 was ($1.3) million, $0.3 million and $2.8 million, respectively. The Company has provided for $2.3 million and $3.4 million of accrued interest and penalties related to unrecognized tax benefits at December 31, 2010 and 2009, respectively.

The Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction and in various state and foreign jurisdictions. Open tax years related to United States state jurisdictions remain subject to examination but are not considered material. The Company is subject to income tax examinations by tax authorities in its major jurisdictions as follows:

Tax Jurisdiction	Years Open to Audit
United States Federal	1992, 2007, 2008, 2009, 2010
Australia	2005 through 2010
Brazil	2005 through 2010
Canada	2006 through 2010
Chile	2005 through 2010
Germany	2007 through 2010
South Africa	2005 through 2010

NOTE K – PENSION AND RETIREMENT PLANS

The Company has several pension and retirement plans covering certain of its employees in the United States and Europe. All plans have a measurement date of December 31.

The Bucyrus International, Inc. Supplemental Executive Retirement Plan ("SERP") provides an allocation to the Company's senior management equal to the amount that cannot be allocated to such employees under the Company's cash balance pension plan due to the Internal Revenue Service-imposed annual compensation limits. Benefits are to be paid under the SERP upon the employee's separation from service in a lump sum or in five or 10 annual installments, as the participating employee elects.

The Company's defined benefit pension and retirement plans' funded status and amounts recognized in the consolidated financial statements was as follows:

	United States Plans		Non-United States Plans	
	2010	2009	2010	2009
	(Dollars in thousands)			
Change in projected benefit obligation:				
Projected benefit obligation at January 1	$112,765	$107,563	$119,033	$105,079
Acquired projected benefit obligation	—	—	27,082	—
Service cost	8,080	6,865	654	305
Interest cost	6,907	6,471	7,253	6,299
Actuarial (gain) loss	7,485	(370)	6,037	9,924
Benefits paid	(7,934)	(7,764)	(7,588)	(5,269)
Currency translation	—	—	(7,945)	2,695
Projected benefit obligation at December 31	127,303	112,765	144,526	119,033
Change in plan assets:				
Fair value of plan assets at January 1	98,969	58,768	—	—
Acquired plan assets	—	—	11,336	—
Actual return on plan assets	13,355	20,193	1,421	—
Employer contributions	8,927	27,771	9,578	5,269
Benefits paid	(7,934)	(7,764)	(7,487)	(5,269)
Fair value of plan assets at December 31	113,317	98,968	14,848	—
Unfunded status at December 31	($13,986)	($13,797)	($129,678)	($119,033)
Amounts recognized in the consolidated balance sheets at December 31:				
Accrued expenses	$ —	$ —	($7,410)	($7,066)
Pension and other	(13,986)	(13,797)	(122,268)	(111,967)
	($13,986)	($13,797)	($129,678)	($119,033)
Amounts recognized in accumulated other comprehensive loss at December 31:				
Net loss (gain), net of income tax (benefit) expense of ($16,379), ($16,303), ($42) and $2,392, respectively	$27,952	$27,822	$245	($5,084)
Prior service cost, net of income tax benefit of $1,268, $1,483, $0 and $0, respectively	2,164	2,531	—	—
Net amount recognized	$30,116	$30,353	$245	($5,084)

	United States Plans		Non-United States Plans	
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	5.55%	6.35%	5.1%	5.50%
Rate of compensation increase	3.5%	3.5%	2.0%	2.0%

The accumulated benefit obligation for all defined benefit pension plans was $268.0 million and $228.9 million at December 31, 2010 and 2009, respectively. Pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	United States Plans		Non-United States Plans	
	December 31,		December 31,	
	2010	2009	2010	2009
	(Dollars in thousands)			
Projected benefit obligation	$127,303	$112,765	$144,526	$119,033
Accumulated benefit obligation	$124,261	$110,721	$143,713	$118,210
Fair value of plan assets	$113,317	$98,968	$14,848	—

The components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) were as follows:

	United States Plans			Non-United States Plans		
	Year Ended December 31,			Year Ended December 31,		
	2010	2009	2008	2010	2009	2008
	(Dollars in thousands)					
Net periodic benefit cost:						
Service cost	$8,080	$6,865	$5,104	$654	$305	$523
Interest cost	6,907	6,471	5,774	7,253	6,299	6,082
Expected return on plan assets	(8,462)	(6,089)	(6,887)	(696)	—	—
Amortization of prior service cost	582	583	464	—	—	—
Amortization of net actuarial loss (gain)	2,387	3,601	1,148	100	—	(160)
Net periodic benefit cost	9,494	11,431	5,603	7,311	6,604	6,445
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):						
Net loss (gain)	130	(11,396)	24,745	5,329	—	477
Net prior service cost	(367)	(367)	534	—	—	—
Total recognized in other comprehensive income (loss)	(237)	(11,763)	25,279	5,329	—	477
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$9,257	($332)	$30,882	$12,640	$6,604	$6,922
Weighted-average assumptions used to determine net periodic benefit cost for the year:						
Discount rate	6.35%	6.20%	6.25%	5.5%	6.20%	5.50%
Expected return on plan assets	8.50%	8.50%	8.50%	6.0%	—	—
Rate of compensation increase	3.5%	3.75%	4.0%	2.0%	2.0%	2.0%

The Company's Benefit Plan Committee ("Committee"), under the guidance of the Nominating and Corporate Governance Committee of the Board of Directors, oversees investment matters related to all of the Company's funded benefit plans. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined based upon an asset and liability study for each respective plan. The study is intended to reduce risk, provide long-term financial stability for the plan(s) and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

In selecting the expected long-term rate of return on assets, the Committee considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

The Company's pension plans' weighted-average actual and targeted asset allocations by asset category were as follows:

	United States Plans			
	December 31, 2010		December 31, 2009	
	Actual	Target	Actual	Target
Asset category:				
Equity securities	66%	65%	65%	65%
Debt securities	34%	35%	35%	35%
Total	100%	100%	100%	100%

The desired investment objective is a long-term real rate of return on assets that is approximately 6% greater than the assumed rate of inflation measured by the Consumer Price Index, currently assumed to be approximately 2.5%. The target rate of return for the plans has been based upon an analysis of historical returns supplemented with an economic and structural review of each asset class. The Committee realizes that market performance varies and that a 6% real rate of return may not be meaningful during some periods. The Committee also realizes that historical performance is no guarantee of future performance.

To achieve these goals, the minimum and maximum allocation ranges for fixed securities and equity securities are as follows:

	United States Plans	
	Minimum	Maximum
Equity	61%	69%
Fixed	31%	39%
Cash equivalents	0%	4%

Investment in international oriented equity funds is limited to a maximum of 18.25% of the equity range.

The Company's current United States pension plan asset allocation is 66% equity investments and 34% fixed income investments. The equity investments portfolio consists of mutual funds invested in large-cap disciplined stocks (41%), small/mid cap stocks (9%), emerging market stocks (4%) and international stocks (12%). The fixed income portfolio consists of mutual funds invested in core fixed income bonds (27%), high yield bonds (4%) and emerging market debt (3%).

The following table summarizes the fair value of the Company's United States pension plan assets by asset category. All plan assets are level 1 assets within the fair value hierarchy (for further level information, see Note A):

	December 31,	
	2010	2009
Asset category	(Dollars in thousands)	
Equities:		
U.S. equity	$56,060	$48,672
International equity	18,239	15,991
Fixed income:		
Long-term bonds (1)	39,018	34,305
Total	$113,317	$98,968

(1) This category represents investment grade and below investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

Future contributions to the plans will be dependent on many factors, including the performance of existing plan assets and long-term discount rates.

The Company expects to contribute $7.5 million to its domestic pension plans and $7.7 million to its non-United States pension plans in 2011. Upon completion of an analysis of the funded status of the Company's domestic pension plans, additional contributions may be made in 2011.

Estimated future benefit payments from the Company's pension plans are as follows:

	United States Plans	Non-United States Plans
	(Dollars in thousands)	
2011	$8,326	$7,800
2012	$9,972	$7,915
2013	$10,845	$8,311
2014	$11,256	$8,396
2015	$12,617	$8,485
2016-2020	$66,455	$42,766

The estimated net loss and prior service cost for the United States defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 are $2.2 million and $0.6 million, respectively. The estimated net gain for the non-United States defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2011 is zero.

The Company has 401(k) savings plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $4.5 million, $3.9 million and $3.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE L – CALCULATION OF NET EARNINGS PER SHARE OF COMMON STOCK

Basic net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding after giving effect to dilutive securities. The reconciliation of the numerators and the denominators of the basic and diluted net earnings per share of common stock calculations were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Net earnings	$315,750	$312,703	$233,315
Weighted average shares outstanding	79,764,251	74,456,969	74,350,939
Basic net earnings per share	$3.96	$4.20	$3.14
Weighted average shares outstanding	79,764,251	74,456,969	74,350,939
Effect of dilutive nonvested shares, stock appreciation rights and performance shares (1)	1,564,858	1,423,894	854,081
Weighted average shares outstanding – diluted	81,329,109	75,880,863	75,205,020
Diluted net earnings per share	$3.88	$4.12	$3.10

(1) Grants of nonvested shares, stock appreciation rights and performance shares representing approximately an additional 145,000, 586,000, and 149,000 shares for the years ended December 31, 2010, 2009 and 2008, respectively, were outstanding but were not included in the computation of diluted net earnings per share because their effect would have been antidilutive.

NOTE M – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has two reportable segments, surface mining and underground mining, which are based on the internal organization used by management for making operating decisions, measuring and evaluating financial performance, allocating resources, and based on the similarity of customers served, distinctive products and services, common use of facilities and economic results attained.

The accounting policies of the Company's segments are the same as those described in Note A. The operating earnings of each segment do not include interest income, interest expense, other income and expense and a provision for income taxes. Corporate expenses consist primarily of costs related to employees who provide services across both of the Company's segments. There are no significant intersegment sales. Identifiable assets are those used in the operations of each segment.

Segment information was as follows:

	Year Ended December 31, 2010				
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)				
Surface mining	$2,385,461	$403,465	$67,866	$28,668	$3,408,266
Underground mining	1,265,102	206,062	32,781	27,185	1,596,125
Total operations	3,650,563	609,527	100,647	55,853	5,004,391
Corporate	—	(74,763)	—	15,473	15,437
Consolidated total	$3,650,563	534,764	100,647	$71,326	$5,019,828
Interest income		(5,110)	—		
Interest expense		71,620	—		
Other expense		7,372	9,256		
Earnings before income taxes		$460,882	$109,903		

	Year Ended December 31, 2009				
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)				
Surface mining	$1,284,996	$292,754	$24,536	$37,581	$1,106,154
Underground mining	1,366,773	221,616	35,907	17,001	1,597,958
Total operations	2,651,769	514,370	60,443	54,582	2,704,112
Corporate	—	(39,117)	—	—	—
Consolidated total	$2,651,769	475,253	60,443	$54,582	$2,704,112
Interest income		(5,117)	—		
Interest expense		27,017	—		
Other expense		6,085	3,384		
Earnings before income taxes		$447,268	$63,827		

	Year Ended December 31, 2008				
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)				
Surface mining	$1,282,519	$252,713	$20,505	$90,406	$1,139,029
Underground mining	1,223,319	158,778	35,745	28,402	1,413,622
Total operations	2,505,838	411,491	56,250	118,808	2,552,651
Corporate	—	(28,860)	—	—	—
Consolidated total	$2,505,838	382,631	56,250	$118,808	$2,552,651
Interest income		(6,206)	—		
Interest expense		34,768	—		
Other expense		3,071	3,071		
Earnings before income taxes		$350,998	$59,321		

Sales information was as follows:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$1,202,563	$534,463	$622,904
Aftermarket parts and service	1,182,898	750,533	659,615
	2,385,461	1,284,996	1,282,519
Underground Mining:			
Original equipment	680,479	821,019	737,554
Aftermarket parts and service	584,623	545,754	485,765
	1,265,102	1,366,773	1,223,319
Total:			
Original equipment	1,883,042	1,355,482	1,360,458
Aftermarket parts and service	1,767,521	1,296,287	1,145,380
	$3,650,563	$2,651,769	$2,505,838

Financial information by geographical area is set forth in the following table. The sales amounts represent the product shipment destination and long-lived assets are based on the physical location of the assets. The amounts previously reported for 2008 represented the sales originating in the respective geographic area.

Year Ended December 31,	Sales to External Customers	Long – Lived Assets
	(Dollars in thousands)	
2010		
United States	$709,560	$323,043
Africa	185,510	4,680
Australia	755,585	45,289
Chile	360,872	7,610
Canada	295,821	25,770
Germany	77,307	85,737
Other foreign	1,265,908	134,022
	$3,650,563	$626,151
2009		
United States	$784,707	$312,294
Africa	115,240	4,409
Australia	319,927	48,009
Chile	308,215	5,153
Canada	205,959	9,411
Germany	115,022	97,893
Other foreign	802,699	37,252
	$2,651,769	$514,421

2008		
United States	$670,270	$299,867
Africa	127,524	2,762
Australia	292,022	39,891
Chile	216,527	4,324
Canada	255,938	11,058
Germany	104,777	95,226
Other foreign	838,780	35,268
	$2,505,838	$488,396

The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of its sales, particularly original equipment sales. For the years ended December 31, 2010 and December 31, 2008, no one customer accounted for more than 10% of the Company's consolidated sales. For the year ended December 31, 2009, one customer accounted for approximately 14% of the Company's consolidated sales.

NOTE N – COMMITMENTS, CONTINGENCIES, CREDIT RISKS AND CONCENTRATIONS

Environmental

The Company's operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at the Company's facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as required compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by the Company, which may be material.

Environmental problems have not interfered in any material respect with the Company's manufacturing operations to date. The Company believes that its compliance with statutory requirements respecting environmental quality will not have a material adverse effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given. The Company has an ongoing program to address potential environmental problems.

Certain environmental laws, such as the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located.

The Company has previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites throughout the United States. The Company believes it has determined its remediation liabilities with respect to the sites discussed above and does not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given. The Company may incur additional liabilities with respect to these sites in the future, the costs of which could be material, and may incur remediation liability in the future with respect to sites formerly or currently owned or operated by the Company or with respect to off-site disposal locations, the costs of which could be material.

Over the past three years, expenditures for ongoing compliance, remediation, monitoring and cleanup have been immaterial. The Company believes that expenditures for compliance and remediation will not have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Product Warranty

The Company recognizes the cost associated with its warranty policies on its products as revenue is recognized. The amount recognized is based on historical experience. Changes in accrued warranty costs were as follows:

	2010	2009
	(Dollars in thousands)	
Balance at January 1	$49,442	$53,586
Acquired balance	140,006	—
Provisions	40,383	32,831
Settlements	(56,075)	(29,563)
Changes in liability for pre-existing warranties, net	(7,191)	(10,060)
Foreign currency translation	302	2,648
Balance at December 31	$166,867	$49,442

Product Liability

The Company is subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business in federal and state courts. Such claims are generally related to property damage and to personal injury. The Company's products are operated by its employees and its customers' employees and independent contractors at various work sites in the United States and abroad. In the United States, workers' claims against employers related to workplace injuries are generally limited by state workers' compensation statutes, but such limitations do not apply to equipment suppliers. The Company has insurance covering most of these claims and has various limits of liability depending on the insurance policy year in question. At the time a liability associated with a claim becomes probable and can be reasonably estimated, the Company accrues for the liability by a charge to earnings. For all other cases, an estimate of the costs associated with the matters cannot be made due to the inherent uncertainties in the litigation process; however, the Company believes that the final resolution of these claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Asbestos Liability

The Company has been named as a co-defendant in numerous personal injury liability cases alleging damages due to exposure to asbestos and other substances. The Company has insurance covering most of these cases and has various limits of liability depending on the insurance policy year in question. At the time a liability associated with a case becomes probable and can be reasonably estimated, the Company accrues for the liability by a charge to earnings. For all other cases, an estimate of the costs associated with the matters cannot be made due to the inherent uncertainties in the litigation process; however, the Company does not believe that these costs will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

The reconciliation of claims was as follows:

	2010	2009
Number of claims pending at January 1	303	309
New claims filed	21	26
Claims dismissed, settled or resolved	(44)	(32)
Number of claims pending at December 31	280	303

The average claim settlement amount was immaterial in both years.

Other Litigation

In August 2010, the Company received letters from the U.S. Department of Justice and from the U.S. Securities and Exchange Commission ("SEC") requesting certain documents and information and notifying the Company that the SEC is conducting a non-public, fact-finding inquiry of the Company. The Company is cooperating fully with this inquiry.

The Company is involved in various other litigation arising in the normal course of business. The Company does not believe that its recovery or liability, if any, under any such pending litigation will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Commitments

The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $34.9 million, $21.0 million and $26.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. Future minimum annual payments under non-cancelable agreements are as follows (dollars in thousands):

Year	Amount
2011	$28,966
2012	20,129
2013	15,960
2014	12,281
2015	10,962
After 2015	20,069
	$108,367

Credit Risks

A significant portion of the Company's sales are to customers whose activities are related to the coal, copper, oil sands and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires letters of credit on sales to smaller foreign companies.

Concentrations

The Company currently purchases alternating current drives and other electrical parts, an important component of its equipment, from Siemens Energy & Automation, Inc. ("Siemens"). The loss of Siemens, the Company's only critical sole source supplier, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company currently purchases motors, an important component of its room and pillar equipment, from one supplier. The loss of this supplier could cause a delay in manufacturing due to the time required to have motors of a new supplier approved and certified by the Mine Safety and Health Administration. The loss of this supplier could also result in a possible loss of sales, which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE O – QUARTERLY RESULTS (UNAUDITED)

Certain unaudited quarterly financial results were as follows:

	Quarter Ended at End of			
	March	June	September	December
	(Dollars in thousands, except per share amounts)			
Sales:				
2010	$607,525	$868,668	$937,164	$1,237,206
2009	$605,744	$724,436	$675,767	$645,822
Gross profit:				
2010	$175,282	$246,512	$258,630	$368,930
2009	$170,185	$205,262	$223,843	$206,309
Net earnings:				
2010	$35,014	$73,211	$77,572	$129,953
2009	$56,901	$82,280	$92,067	$81,455
Basic net earnings per common share:				
2010	$0.45	$0.91	$0.96	$1.61
2009	$0.76	$1.11	$1.24	$1.09
Weighted average shares outstanding-basic (in thousands):				
2010	77,299	80,560	80,570	80,584
2009	74,451	74,454	74,459	74,463
Diluted net earnings per common share:				
2010	$0.45	$0.89	$0.94	$1.58
2009	$0.76	$1.08	$1.21	$1.07
Weighted average shares outstanding-diluted (in thousands):				
2010	78,661	82,137	82,253	82,216
2009	74,956	76,012	76,191	76,345
Dividends per common share:				
2010	$0.025	$0.025	$0.025	$0.025
2009	$0.025	$0.025	$0.025	$0.025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bucyrus International, Inc.:

We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings, comprehensive income, common stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Terex Mining, which was acquired on February 19, 2010 and whose financial statements constitute 39% of total assets and 28% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2010. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
March 1, 2011

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Bucyrus International, Inc.:

The management of Bucyrus International, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities and Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer and Secretary, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective based on those criteria. Management has excluded the Terex Mining business from its assessment of internal control over financial reporting as of December 31, 2010 because Terex Mining was acquired during 2010. The total assets and total revenues of the Terex Mining business represented approximately 39% and 28%, respectively, of the Company's consolidated financial statement amounts as of and for the year ended December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, which is included herein.

/s/ Timothy W. Sullivan
President and Chief Executive Officer
February 28, 2011

/s/ Craig R. Mackus
Chief Financial Officer and Secretary
February 28, 2011

Bucyrus International, Inc.®
Management Discussion & Analysis
and
Other Financial Information

This page intentionally blank.

SELECTED CONSOLIDATED FINANCIAL DATA (1)

	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share amounts)				
Statement of Earnings Data:					
Sales	$3,650,563	$2,651,769	$2,505,838	$1,613,391	$738,050
Net earnings	$315,750	$312,703	$233,315	$136,134	$70,344
Net earnings per share of common stock (2) :					
Basic	$3.96	$4.20	$3.14	$1.94	$1.12
Diluted	$3.88	$4.12	$3.10	$1.93	$1.12
Cash dividends declared per common share (2)	$0.10	$0.10	$0.10	$0.10	$0.0942
Balance Sheet Data (end of year):					
Total assets	$5,019,828	$2,704,112	$2,552,651	$2,068,212	$600,712
Long-term liabilities, including long-term debt	$1,837,704	$779,926	$772,831	$738,566	$134,450

(1) The financial data presented above includes the results of operations for Terex Mining subsequent to February 19, 2010, the date we acquired Terex Mining, and our underground mining segment subsequent to May 4, 2007, the date we acquired DBT GmbH.

(2) Previously reported net earnings per share and cash dividends have been adjusted to reflect the two-for-one split of our common stock in 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis and information contained elsewhere in this report contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future tense or forward looking terminology, such as "believes," "anticipates," "expects," "estimates," "intends," "may," "will" or similar terms. We caution that any such forward-looking statements are not guarantees of our future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, which are more fully described under Item 1A – Risk Factors in this 2010 Form 10-K.

Business

Pending Merger With Caterpillar Inc.

On November 14, 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Caterpillar Inc., pursuant to which we will become a wholly owned subsidiary of Caterpillar Inc.

In connection with the merger, each outstanding share of our common stock, par value $0.01 per share (other than those held by us, Caterpillar Inc. or any subsidiary of Caterpillar Inc.) and other than those shares with respect to which appraisal rights are properly demanded and not waived, withdrawn or lost, will be converted into the right to receive $92 in cash, without interest.

The completion of the merger is subject to certain conditions, including, among others (i) the absence of certain legal restraints to the consummation of the merger or the other transactions contemplated by the Merger Agreement and (ii) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other antitrust approvals. On January 20, 2011, our stockholders approved the Merger Agreement.

Terex Mining Acquisition

On February 19, 2010, we completed the acquisition of the mining equipment business ("Terex Mining") of Terex Corporation for $1.0 billion in cash and 5,809,731 shares of our common stock, subject to certain post-closing net assets, net debt and other adjustments. Terex Mining is a worldwide manufacturer of hydraulic excavators, off-highway haul trucks and drills, which are complementary to our existing product lines. As a result of this acquisition, we have significantly expanded our product portfolio, which allows us to compete in a larger portion of the mining machinery market. We believe that this expanded product portfolio has made us the premier supplier of mining equipment.

Also on February 19, 2010, we entered into an amendment to our existing credit agreement to provide for an additional new secured term loan of $1.0 billion and $167.5 million of additional revolving credit facilities to fund the cash portion of the purchase price for Terex Mining and provide us with new revolving credit facilities to support our future working capital needs and capital expenditure plan.

Terex Mining Acquisition Rationale

We believe that our acquisition of Terex Mining has made us the premier supplier of mining equipment. This acquisition has allowed us to (i) expand our global geographic footprint since there was little geographic overlap between our current operations and the operations of Terex Mining; (ii) diversify our product portfolio across a broader range of commodities; (iii) increase our potential surface mining market to approximately $34 billion as of December 31, 2010; and (iv) utilize the services of an expanded team of approximately 10,700 employees and contract employees in nearly 100 locations around the world.

Certain Strategic and Financial Benefits of the Acquisition of Terex Mining

Enhanced Scale and Scope. The products acquired in the Terex Mining acquisition consisted of the world's largest hydraulic excavators, rugged haul trucks, advanced drilling machines and highwall mining systems. As of the date of the acquisition, Terex Mining had 38 facilities around the world with approximately 2,100 employees. As a result of this acquisition, we have expanded our product offering into the growing hydraulic excavator market, as well as the truck and hydraulic track drill product categories.

Diversified Customer, Commodities and Geographic End Markets. We have benefited from Terex Mining's strong presence in the Asia Pacific ("APAC") region. With this acquisition, our sales in the APAC region have increased. We also diversified our overall commodity exposure by reducing our percentage of total sales generated by coal-related mining equipment and increased our percentage of total sales generated by iron ore related mining equipment.

Aftermarket Revenue Opportunities. The acquisition of Terex Mining has generated additional aftermarket revenue opportunities. As a result of this acquisition, our installed base of surface mining machinery has grown from approximately $20 billion at December 31, 2009 to approximately $34 billion at December 31, 2010. With a broader product portfolio, we have experienced an increase in opportunities for aftermarket parts and services.

Incremental Access to Growing Economies. The acquisition of Terex Mining has increased our access to growing economies. Our product lines are well positioned in the fast-growing, developing countries of Brazil, Russia, India and China.

Significant Synergy Potential. The acquisition of Terex Mining enhanced our earnings in 2010 and should allow us to benefit from synergies in future years. We expect to be able to realize over $100 million in annual run-rate operating synergies, which we believe may be achievable by the end of 2011. A substantial portion of these synergies are expected to result from the integration of our global manufacturing facilities and leveraging manufacturing centers of excellence, as well as the integration of market distribution, engineering and product development resources. Additional cost savings are expected to be realized through the integration of management functions and reducing purchasing expenses and raw material costs, similar to our successful integration of DBT GmbH following its acquisition in May 2007. We achieved approximately $40 million of synergy savings in 2010 and expect to reach $100 million in total synergies in 2011.

Cultural Similarities. The culture across the mining industry is both universal and unique. The established culture at Terex Mining facilitated the integration process, which was substantially complete as of December 31, 2010.

Company Overview

We are a leading designer and manufacturer of safe and highly productive mining equipment for the extraction of coal, copper, oil sands, iron ore and other minerals in major mining centers throughout the world. In addition to the manufacture of original equipment, we also provide the aftermarket replacement parts and service for this equipment. We operate in two business segments: surface mining (including the principal products of Terex Mining) and underground mining. Substantially all of our products and services are marketed under the *Bucyrus* name. We have manufacturing facilities in Australia, China, the Czech Republic, Germany, Mexico, the United Kingdom and the United States, and service and sales centers in Australia, Brazil, Canada, Chile, China, India, Indonesia, Peru, Russia, South Africa and the United States. The largest markets for our surface mining original equipment and aftermarket parts and service have historically been in Australia, Canada, China, India, South Africa, South America and the United States. We expect these markets to continue to be our largest surface mining equipment markets and we expect growth in the Russian and Asian markets. The largest markets for our underground mining original equipment and aftermarket parts and service have historically been in the United States, Australia and China. We expect these markets to continue to be our largest underground mining equipment markets, and we expect potential growth in the Russian, Eastern European and Indian markets in the next three to five years.

The market for our original equipment is closely correlated with customer expectations of sustained strength in prices of mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. In 2010, the market prices for the primary commodities mined by our equipment (coal, copper, iron ore and oil) increased significantly from the end of 2009.

As of December 31, 2010, we expect to see continued growth in commodity demand in 2011 as the global economic environment continues to improve; however, we cannot accurately predict the future demand for, or price of, commodities. The condition of the global financial markets and availability of credit impacts the capital spending by our customers in all regions of the world and in both of our segments. The growth in commodities and improving global economic conditions may increase capital spending by major mining companies in 2011.

Our aftermarket parts and service sales tend to be less cyclical than our original equipment sales. Our original equipment is typically kept in continuous operation by our customers for four to 40 years, requiring regular maintenance and repair throughout its productive life. The market for our aftermarket parts and service is closely correlated with the growth of the gross domestic product ("GDP"). Global economic development, the industrialization of Brazil, Russia, India and China and continued government economic stimulus may contribute to improved GDP growth in 2011 compared to 2010.

The size of our installed base of surface mining and underground mining original equipment at December 31, 2010 was approximately $34 billion and $10 billion, respectively, based on estimated replacement value, compared to approximately $20 billion and $10 billion for surface mining and underground mining, respectively, at December 31, 2009. This installed base of original equipment provides the foundation for our future aftermarket activities. Our ability to provide on-time delivery of reliable parts and prompt service are also important drivers of our aftermarket sales.

A substantial portion of our sales and operating earnings is attributable to our operations located outside the United States. We generally sell our original equipment, including that sold directly to foreign customers, and most of our aftermarket parts in either United States dollars or euros. A portion of our aftermarket parts sales is denominated in the currency of the country in which our products are sold. Aftermarket services are paid for primarily in local currency, which is naturally hedged by our payment of local labor in local currency.

In our surface mining segment, activity at the end of 2010 for our original equipment was generally at a high level. Quote and order activity for our blasthole drills continued to accelerate through the fourth quarter of 2010 and is expected to remain high at least through mid-2011; the Australian, South African and South American markets have the highest level of activity. Electric mining shovel activity is expected to remain high throughout 2011 and is being driven by expansion in oil sands, gold, copper and iron ore mines. The developing economies of Brazil, Russia, India and China remain key growth areas for our electric mining shovels. Most dragline opportunities are in Australia due to the strength in Australian coking coal prices and global demand for thermal coal. New orders for our hydraulic excavators are expected to be strong in 2011, particularly in the Australian coal market. Improving iron ore and coal prices has caused a favorable truck market and increased activity levels for our off-highway haul trucks.

Conditions for aftermarket parts and service in our surface mining segment remained strong as of December 31, 2010 as a result of our $34 billion installed base of surface mining original equipment. Aftermarket parts and service activity for our electric mining shovels and blasthole drills in the South American market has been high and is expected to remain at a high level in 2011 as customers forecast stability of commodity prices. Aftermarket activity for our draglines was strong in 2010 as customers increased their 2011 capital and maintenance budgets for planned maintenance shutdowns and is expected to remain strong in 2011 based on improved commodity prices. Activity for our hydraulic excavators aftermarket parts and service has been high, particularly in Australia, Brazil and India, and the outlook for 2011 is generally positive with Australia, the United States and Canada expected to be the strongest markets. Aftermarket parts and services for our off-highway haul trucks in 2011 is expected to be strongest in the Australian and Indian markets.

In our underground mining segment, activity for our longwall equipment continues to remain very high, particularly in China and Australia. Room and pillar activity continues to improve, particularly for transportation equipment and continuous miners in China as the coal mining industry expands. As of December 31, 2010, we expect Australia and China to be strong markets for our underground mining original equipment in 2011.

Conditions for aftermarket parts and service in our underground mining segment remained strong at the end of 2010 but are expected to remain relatively flat in 2011 compared to 2010; however, the region and product mix is expected to have some significant changes. We expect to see a decline in longwall equipment aftermarket parts and service in Western Europe as a result of one-time events for large longwall projects that are not expected to repeat in 2011. We also expect a decline in aftermarket parts and service in Australia as a result of rebuild projects in 2010 that are not expected to repeat in 2011. These decreases are expected to be offset by increases in markets such as India and China. As global consumption of coal continues to grow steadily, these two emerging markets are expected to invest heavily in original equipment and aftermarket parts and services.

Installed Base

Our total original equipment installed base of approximately $44 billion, based on estimated replacement value, at December 31, 2010, includes approximately $34 billion of surface mining original equipment and approximately $10 billion of underground mining original equipment, provides the foundation for our future aftermarket sales. Over the life of certain machines, customer purchases of aftermarket parts can exceed the original purchase price of the machine. Additionally, we generally realize higher gross margins on sales of our aftermarket parts than on sales of our original equipment. Moreover, because our machines tend to operate continuously in all market conditions, with expected lives ranging from approximately four to 40 years, and have predictable parts and maintenance needs, our aftermarket business has historically been more stable and predictable than the market for our original equipment, which is closely correlated with expectations of sustained strength in commodity markets.

Backlog

Our backlog level, which represents unfilled orders for our products and services, allows us to more accurately forecast our upcoming sales and plan our production accordingly. Our backlog also provides us with a relatively predictive level of expected sales and cash flows for the next 12 months. Due to the high cost of some of our original equipment, our backlog is subject to volatility, particularly over relatively short periods. A portion of our backlog is related to multi-year contracts that will generate revenue in future years. Our backlog at December 31, 2010 and December 31, 2009, as well as the portion of our backlog which was expected to be recognized within 12 months of these dates, was as follows:

	December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Surface Mining:			
Total	$1,708,877	$1,062,977	60.8%
Next 12 months	$1,134,105	$641,599	76.8%
Underground Mining:			
Total	$997,388	$816,543	22.1%
Next 12 months	$752,424	$616,784	22.0%
Total:			
Total	$2,706,265	$1,879,520	44.0%
Next 12 months	$1,886,529	$1,258,383	49.9%

Included in surface mining total and next 12 months backlogs at December 31, 2010 were $698.3 million and $500.2 million, respectively, for Terex Mining. Excluding Terex Mining, surface mining total backlog decreased $52.4 million from December 31, 2009, primarily due to a decrease in aftermarket parts and service backlog in the United States market. The increase in underground mining total backlog was primarily due to an increase in room and pillar original equipment backlog as well as in increase in aftermarket parts and service backlog in the Indian, United States, Australian and Chinese markets.

New Orders

New orders were as follows:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$1,519,102	$330,402	359.8%
Aftermarket parts and service	1,208,169	650,329	85.8%
	2,727,271	980,731	178.1%
Underground Mining:			
Original equipment	733,152	525,150	39.6%
Aftermarket parts and service	712,796	522,954	36.3%
	1,445,948	1,048,104	38.0%
Total:			
Original equipment	2,252,254	855,552	163.3%
Aftermarket parts and service	1,920,965	1,173,283	63.7%
	$4,173,219	$2,028,835	105.7%

The increase in surface mining original equipment new orders for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to the inclusion of $869.7 million of Terex Mining new orders as well as increased electric mining shovel and, to a lesser extent, blasthole drill new orders. The increased electric mining shovel new orders were primarily in the South American market. The majority of the Terex Mining new orders in 2010 were for hydraulic excavators in the European/Asian, Australian and Chilean markets and off-highway haul trucks in the Australian, Indian and Brazilian markets.

The increase in surface mining aftermarket parts and service new orders for the year ended December 31, 2010 was primarily due to the inclusion of $556.6 million of Terex Mining new orders. Excluding the impact of Terex Mining, surface mining aftermarket parts and service new orders in 2010 were relatively flat compared to 2009. Increases in 2010 in the Indian, Australian and Brazilian markets were offset by decreases in the United States, Chinese and African markets. The increase in India was due to the receipt of a multi-year maintenance and repair contract and the increase in Australia was the result of new orders for large components on electric mining shovels and draglines. In Brazil, the refurbishment of electric mining shovels resulted in increased new orders in 2010. The decrease in the United States was primarily due to the cancellation of a multi-year maintenance and repair contract resulting in a $29 million reduction of new orders, as well as reduced field service work. The decrease in China was due to customers increasing their inventory levels in 2009 and due to original equipment overhauls in 2009 that have not been repeated in 2010. Customers utilizing excess inventory in 2010 was the primary cause of the decrease in Africa.

Total surface mining new orders for the year ended December 31, 2010 were favorably impacted by approximately $34 million due to the effect of the weaker U.S. dollar on orders and beginning of period backlog denominated in foreign currencies.

The increase in underground mining original equipment new orders for the year ended December 31, 2010 compared to the year ended December 31, 2009 was across all product lines. New orders for longwall equipment increased in the Australian market and new orders for room and pillar equipment increased in the United States and Chinese markets. In Australia, two complete longwall systems plus the first phase of a third system were sold in 2010 compared to one complete longwall system in 2009. The room and pillar increase was primarily for continuous miners and transportation vehicles. All product lines were negatively impacted in 2009 as a result of global economic conditions.

The increase in underground mining aftermarket parts and service new orders for the year ended December 31, 2010 compared to the year ended December 31, 2009 was across substantially all markets. The largest increases were in the United States, Australian and Indian markets. The increase in the United States was primarily due to increased longwall and room and pillar activities and an increase in room and pillar rebuilds. The increase in Australia was for longwall components for a large rebuild project, and in India a new order for a multi-year maintenance and repair contract was received in 2010 which accounted for the increase from 2009.

Total underground mining new orders for the year ended December 31, 2010 were favorably impacted by approximately $34 million due to the effect of the weaker U.S. dollar on orders and beginning of period backlog denominated in foreign currencies.

Results of Operations

2010 Compared to 2009

	Year Ended December 31,			
	2010		2009	
	Amount	% of Sales	Amount	% of Sales
	(Dollars in thousands, except per share amounts)			
Sales	$3,650,563	—	$2,651,769	—
Gross profit	$1,049,354	28.7%	$805,599	30.4%
Selling, general and administrative expenses	$405,496	11.1%	$269,539	10.2%
Operating earnings	$534,764	14.6%	$475,253	17.9%
Net earnings	$315,750	8.6%	$312,703	11.8%
Fully diluted net earnings per share	$3.88	N/A	$4.12	N/A

Sales

Sales consisted of the following:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$1,202,563	$534,463	125.0%
Aftermarket parts and service	1,182,898	750,533	57.6%
	2,385,461	1,284,996	85.6%
Underground Mining:			
Original equipment	680,479	821,019	(17.1%)
Aftermarket parts and service	584,623	545,754	7.1%
	1,265,102	1,366,773	(7.4%)
Total:			
Original equipment	1,883,042	1,355,482	38.9%
Aftermarket parts and service	1,767,521	1,296,287	36.4%
	$3,650,563	$2,651,769	37.7%

The increase in surface mining original equipment sales for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to the inclusion of $540.6 million of Terex Mining sales in 2010. Excluding the impact of Terex Mining, surface mining original equipment sales increased by approximately 24% in 2010 compared to 2009. The increases were primarily due to increased electric mining shovel sales in most major surface mining markets.

The increase in surface mining aftermarket parts and service sales for the year ended December 31, 2010 compared to the year ended December 31, 2009 was primarily due to the inclusion of $491.5 million of Terex Mining sales in 2010. Excluding the impact of Terex Mining, aftermarket parts and service sales decreased by approximately 8% in 2010 compared to 2009. The decrease was primarily due to lower sales in the United States, African and Chinese markets, partially offset by increased sales in the Brazilian market. In the United States, there was a dragline repair and rebuild project and a dragline relocation project in 2009 that were not repeated in 2010. The decrease in Africa was primarily due to lower new orders in 2010 as a result of customers utilizing excess inventories in 2010 and the decrease in China was primarily due to customers reducing costs in 2010 after high spending levels in 2009.

The decrease in underground mining original equipment for the year ended December 31, 2010 compared to the year ended December 31, 2009 was in the longwall and room and pillar product lines. The longwall decrease was due to higher longwall system sales in the Czech Republic in 2009 and the decrease in room and pillar equipment was primarily due to reduced sales of continuous miners and transportation equipment in the United States in 2010.

The increase in underground mining aftermarket parts and service sales for the year ended December 31, 2010 compared to the year ended December 31, 2009 was across all markets except for the United States market. The largest increases were in the Western Europe and Russian markets. These increases were for aftermarket parts and services for longwall equipment. The decline in the United States market was due to reduced longwall activity in 2010, which was partially offset by increased room and pillar rebuilds.

Gross Profit

Gross profit and gross margin were as follows:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Gross profit	$1,049,354	$805,599	30.3%
Gross margin	28.7%	30.4%	N/A

Gross profit and gross margin were affected by acquisition accounting adjustments related to the acquisition of Terex Mining in 2010 as follows (dollars in thousands):

Gross profit reduction	$38,245
Gross margin reduction (percentage points)	1.0

Gross margin was 29.7% for the year ended December 31, 2010 after adjusting for the amortization of Terex Mining acquisition accounting adjustments compared to 30.4% for the year ended December 31, 2009. Gross margin in 2010 was negatively impacted by lower gross margins on the Terex Mining business compared to our historical gross margin. This was offset by reduced manufacturing losses at our manufacturing locations as a result of improved production levels.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were as follows:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Selling, general and administrative expenses	$405,496	$269,539	50.4%
Percent of sales	11.1%	10.2%	N/A

The increase in selling, general and administrative expenses for the year ended December 31, 2010 was primarily due to the acquisition of Terex Mining. Selling, general and administrative expenses for the year ended December 31, 2010 included $8.8 million of stock-based compensation expense, $1.3 million of severance expense, $20.2 million of acquisition expense (including the acquisition of Terex Mining) and $14.9 million of expense related to the pending merger with Caterpillar Inc. compared to $11.9 million of stock-based compensation expense, $5.7 million of severance income and $4.6 million of acquisition expense (primarily related to the acquisition of Terex Mining) for the year ended December 31, 2009. Selling, general and administrative expenses for 2009 also included a $3.3 million loss on the sale of certain assets in Poland.

Research and Development Expenses

Research and development expenses were as follows:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Research and development expenses	$62,498	$41,908	49.1%
Percent of sales	1.7%	1.6%	N/A

The increase in research and development expenses for the year ended December 31, 2010 was primarily due to the acquisition of Terex Mining as well as further development of our electric mining shovels and draglines. We expect research and development expenses to approximate 2% of sales in 2011.

Amortization of Intangible Assets

Amortization of intangible assets was $46.6 million for the year ended December 31, 2010 compared to $18.9 million for the year ended December 31, 2009. The increase in 2010 was due to $29.9 million of amortization related to intangible assets acquired in the Terex Mining acquisition. This amortization of the Terex Mining intangible assets is expected be approximately $7 million per quarter through 2019.

Operating Earnings

Operating earnings were as follows:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands)		
Surface mining	$403,465	$292,754	37.8%
Underground mining	206,062	221,616	(7.0%)
Total operations	609,527	514,370	18.5%
Corporate	(74,763)	(39,117)	(91.1%)
Consolidated total	$534,764	$475,253	12.5%

Surface mining operating earnings for the year ended December 31, 2010 included Terex Mining earnings of $166.1 million before amortization of purchase accounting adjustments. As a result of the acquisition of Terex Mining, 2010 operating earnings were reduced by $68.0 million of amortization of acquisition accounting adjustments (primarily the write-up of inventory) and $19.7 million of acquisition costs. Operating earnings for the year ended December 31, 2010 were also negatively impacted by reduced underground mining original equipment sales and $14.9 million of expense related to the pending merger with Caterpillar Inc.

Interest Expense

Interest expense was $71.6 million for the year ended December 31, 2010 compared to $27.0 million for the year ended December 31, 2009. The increase in interest expense in 2010 was primarily due to the new $1.0 billion secured term loan which was used to acquire Terex Mining. We expect interest expense to approximate $75 million to $80 million in 2011.

Income Tax Expense

Income tax expense for the year ended December 31, 2010 was $145.1 million, or 31.5% of pre-tax earnings, compared to $134.6 million, or 30.1% of pre-tax earnings, for the year ended December 31, 2009. The rate increase in 2010 compared to 2009 was primarily due to non-deductible acquisition costs related to the Terex Mining acquisition and non-deductible costs related to the pending merger with Caterpillar Inc. We anticipate an effective tax rate of approximately 32% to 32.5% in 2011.

Net Earnings

Net earnings were as follows:

	Year Ended December 31,		
	2010	2009	% Change
	(Dollars in thousands, except per share amounts)		
Net earnings	$315,750	$312,703	1.0%
Fully diluted net earnings per share	$3.88	$4.12	(5.8%)

Net earnings for the year ended December 31, 2010 were reduced (increased) by amortization of acquisition accounting adjustments related to the acquisition of Terex Mining as follows (dollars in thousands):

Inventory fair value adjustment charged to cost of product sold	$38,948
Amortization of intangible assets	29,922
Depreciation of fixed assets	(880)
Operating earnings	67,990
Income tax benefit	(23,196)
Total	$44,794

Net earnings were reduced (increased) by amortization of acquisition accounting adjustments related to the acquisition of DBT in 2007 as follows:

	Year Ended December 31,	
	2010	2009
	(Dollars in thousands)	
Amortization of intangible assets	$15,256	$17,216
Depreciation of fixed assets	(2,242)	(3,235)
Operating earnings	13,014	13,981
Income tax benefit	4,301	5,127
Total	$8,713	$8,854

Terex Mining

Additional Terex Mining information was as follows:

	Year Ended December 31, 2010				
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)				
Operations (1)	$1,032,079	$98,147	$36,876	$3,878	$1,969,220
Interest income		(327)	—		
Interest expense		39	—		
Earnings before income taxes		$98,435	$36,876		

(1) Operating earnings include inventory fair value adjustments charged to cost of products sold of $38.9 million. This amount is not included in the depreciation and amortization column.

2009 Compared to 2008

	Year Ended December 31,			
	2009		2008	
	Amount	% of Sales	Amount	% of Sales
	(Dollars in thousands, except per share amounts)			
Sales	$2,651,769	—	$2,505,838	—
Gross profit	$805,599	30.4%	$682,503	27.2%
Selling, general and administrative expenses	$269,539	10.2%	$243,932	9.7%
Operating earnings	$475,253	17.9%	$382,631	15.3%
Net earnings	$312,703	11.8%	$233,315	9.3%
Fully diluted net earnings per share	$4.12	N/A	$3.10	N/A

Sales

Sales consisted of the following:

	Year Ended December 31,		% Change
	2009	2008	
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$534,463	$622,904	(14.2%)
Aftermarket parts and service	750,533	659,615	13.8%
	1,284,996	1,282,519	0.2%
Underground Mining:			
Original equipment	821,019	737,554	11.3%
Aftermarket parts and service	545,754	485,765	12.3%
	1,366,773	1,223,319	11.7%
Total:			
Original equipment	1,355,482	1,360,458	(0.4%)
Aftermarket parts and service	1,296,287	1,145,380	13.2%
	$2,651,769	$2,505,838	5.8%

The decrease in surface mining original equipment sales for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to decreased electric mining shovels sales, which was partially offset by increased revenue from the manufacture and assembly of walking draglines for customers in Australia and Canada.

The increase in surface mining aftermarket parts and service sales for the year ended December 31, 2009 compared to the year ended December 31, 2008 was in most markets, with the largest increase being in the Chilean market. The increase in the Chilean market was primarily due to improved copper prices and increased machine utilization by some of our customers in this region. The increase in other markets was generally due to increased parts sales for original equipment sold in prior periods. Sales in the United States market for 2009 approximated 2008 levels. Total surface mining sales were negatively impacted by approximately $21 million for the year ended December 31, 2009 due to the effect of the U.S. dollar on sales denominated in foreign currencies compared to 2008.

The increase in underground mining original equipment for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to increased longwall sales to customers in the United States and the Czech Republic and increased sales of room and pillar equipment to customers in China.

The increase in underground mining aftermarket parts and service sales for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily in the United States and Eastern European markets. Many of the longwall replacement projects in the United States were ordered in 2008 as a result of mine conditions making it more economical to extend the lives of existing longwall systems instead of buying new systems. Total underground mining sales were negatively impacted by approximately $26 million for the year ended December 31, 2009 due to the effect of the U.S. dollar on sales denominated in foreign currencies compared to 2008.

Gross Profit

Gross profit and gross margin were as follows:

	Year Ended December 31,		
	2009	2008	% Change
	(Dollars in thousands)		
Gross profit	$805,599	$682,503	18.0%
Gross margin	30.4%	27.2%	N/A

Gross profit was affected by purchase accounting adjustments (primarily to inventory and fixed assets) as a result of the acquisition of DBT in 2007 as follows:

	Year Ended December 31,	
	2009	2008
	(Dollars in thousands)	
(Increase) decrease due to purchase accounting adjustments	($2,360)	$10,777
Gross margin increase (reduction) (percentage points)	0.1	(0.4)

The DBT purchase accounting adjustment related to inventory was fully amortized as of December 31, 2008.

The increase in gross profit for the year ended December 31, 2009 compared to the year ended December 31, 2008 was primarily due to the mix of original equipment sales and higher aftermarket sales in our surface mining segment and increased sales in our underground mining segment. Excluding the effect of the DBT purchase accounting adjustments, gross margin for the year ended December 31, 2009 was 30.3% of sales compared to 27.6% of sales for the year ended December 31, 2008. The increase in gross margin for 2009 compared to 2008 was primarily due to improved efficiencies in our manufacturing operations, higher aftermarket sales, which generally have higher gross margins than our original equipment sales, and raw material cost reductions. Subcontract work was moved back into certain of our manufacturing facilities, which also favorably impacted gross margin. Original equipment sales, which generally have lower gross margins than aftermarket sales, were 42% of our total surface mining sales for 2009 compared with 49% for 2008, and were 60% of our total underground mining sales for 2009 and 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were as follows:

	Year Ended December 31,		
	2009	2008	% Change
	(Dollars in thousands)		
Selling, general and administrative expenses	$269,539	$243,932	10.5%
Percent of sales	10.2%	9.7%	N/A

Selling, general and administrative expenses for the year ended December 31, 2009 included $11.9 million of stock-based compensation expense, $5.7 million of severance expense and $4.6 million of acquisition expense compared to $7.1 million of stock-based compensation expense, $0.5 million of severance income and $0.3 million of acquisition expense for the year ended December 31, 2008. Selling, general and administrative expenses for 2009 also included a $3.3 million loss on the sale of certain assets in Poland. The acquisition expense for 2009 primarily related to the acquisition of Terex Mining. A significant portion of the costs related to the acquisition of Terex Mining was expensed in 2010.

Research and Development Expenses

Research and development expenses were as follows:

	Year Ended December 31,		
	2009	2008	% Change
	(Dollars in thousands)		
Research and development expenses	$41,908	$36,550	14.7%
Percent of sales	1.6%	1.5%	N/A

The aggregate dollar increase was primarily due to increased spending for enhancements to all of our product lines.

Amortization of Intangible Assets

Amortization of intangible assets acquired in the DBT acquisition was $17.2 million for the year ended December 31, 2009, compared to $17.9 million for the year ended December 31, 2008. Amortization of intangible assets acquired in the DBT acquisition was expected to be approximately $4.2 million per quarter through April 2019.

Operating Earnings

Operating earnings were as follows:

	Year Ended December 31,		
	2009	2008	% Change
	(Dollars in thousands)		
Surface mining	$292,754	$252,713	15.8%
Underground mining	221,616	158,778	39.6%
Total operations	514,370	411,491	25.0%
Corporate	(39,117)	(28,860)	35.5%
Consolidated total	$475,253	$382,631	24.2%

The increase in operating earnings was primarily due to increased gross profit due to the mix of original equipment sales and higher aftermarket sales in our surface mining segment and increased sales in our underground mining segment, partially offset by increased selling, general and administrative expenses. The increase in operating earnings for our underground mining segment were reduced by purchase accounting adjustments related to the acquisition of DBT of $3.1 million and $27.9 million for the years ended December 31, 2009 and 2008, respectively.

Interest Expense

Interest expense was $27.0 million for the year ended December 31, 2009 compared to $34.8 million for the year ended December 31, 2008. The decrease in interest expense in 2009 was primarily due to lower interest rates on our term loan debt.

Income Tax Expense

Income tax expense for the year ended December 31, 2009 was $134.6 million, or 30.1% of pre-tax earnings, compared to $117.7 million, or 33.5% of pre-tax earnings, for the year ended December 31, 2008. The rate decrease in 2009 compared to 2008 was primarily due to a favorable earnings mix and the reversal of $4.5 million of valuation allowance reserves in connection with the reorganization of certain international operations.

Other Expense

Other expense for the year ended December 31, 2009 was $6.1 million compared to $3.1 million for the year ended December 31, 2008. The increase in 2009 was primarily due to $2.7 million of losses that were reclassified from accumulated other comprehensive income into earnings due to the discontinuance of cash flow hedges. The cash flow hedges were concurrently settled and extended because an original forecasted event did not occur within the original specified time period as a result of customer requested delays of two orders in our underground mining segment. These losses were recovered in 2010 when the hedges matured.

Net Earnings

Net earnings were as follows:

	Year Ended December 31,		% Change
	2009	2008	
	(Dollars in thousands, except per share amounts)		
Net earnings	$312,703	$233,315	34.0%
Fully diluted net earnings per share	$4.12	$3.10	32.9%

Net earnings were reduced (increased) by amortization of acquisition accounting adjustments related to the acquisition of DBT as follows:

	Year Ended December 31,	
	2009	2008
	(Dollars in thousands)	
Inventory fair value adjustment charged to cost of product sold	$□	$12,088
Amortization of intangible assets	17,216	17,850
Depreciation of fixed assets	(3,235)	(1,992)
Operating earnings	13,981	27,946
Income tax benefit	5,127	9,158
Total	$8,854	$18,788

Foreign Currency Fluctuations

The following table summarizes the approximate effect of changes in foreign currency exchange rates on our sales, gross profit and operating earnings, in each case compared to the prior year:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Increase (decrease) in sales	$50,750	($46,795)	$5,017
Increase (decrease) in gross profit	$8,216	($16,462)	$2,845
Increase (decrease) in operating earnings	$3,991	($8,713)	$1,410

The volatility of the euro, Australian dollar and Chilean peso caused most of the change in 2010 and 2009.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA were as follows:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
EBITDA	$637,295	$532,995	$438,881
Percent increase from prior year	19.6%	21.4%	92.7%
EBITDA as a percent of sales	17.5%	20.1%	N/A
Adjusted EBITDA	$720,647	$548,588	$458,184
Percent increase from prior year	31.4%	19.7%	77.7%
Adjusted EBITDA as a percent of sales	19.7%	20.7%	N/A

EBITDA is defined as net earnings before interest income, interest expense, income tax expense, depreciation and amortization. EBITDA includes the impact of non-cash stock compensation expense, severance expenses, loss on disposals of fixed assets and the inventory fair value purchase accounting adjustment charged to cost of products sold as set forth below. EBITDA is a measurement not recognized in accordance with accounting principles generally accepted in the United States of America ("GAAP") and should not be viewed as an alternative to GAAP measures of performance. EBITDA is presented because (i) we use EBITDA to measure our liquidity and financial performance, and (ii) we believe EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance and enterprise value of companies in general, and in evaluating the liquidity of companies with significant debt service obligations and their ability to service their indebtedness.

Adjusted EBITDA is a material term in our current credit agreement, and was also a material term in our previous credit agreement, which we believe is a material agreement, and is used in the calculation of our leverage ratio covenant. Also, our management uses Adjusted EBITDA when preparing our annual operating budget and financial projections. The following table reconciles EBITDA to Adjusted EBITDA:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
EBITDA	$637,295	$532,995	$438,881
Non-cash stock compensation expense	8,756	11,889	7,056
Loss on disposal of fixed assets	1,025	3,704	159
Terex Mining acquisition costs	19,738	—	—
Costs associated with the pending merger with Caterpillar Inc.	14,885	—	—
Inventory fair value adjustments charged to cost of products sold	38,948	—	12,088
Adjusted EBITDA	$720,647	$548,588	$458,184

The following table reconciles Net Earnings as reported in our Consolidated Statements of Earnings to EBITDA and reconciles EBITDA to Net Cash Provided by Operating Activities as reported in our Consolidated Statements of Cash Flows:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Net earnings	$315,750	$312,703	$233,315
Interest income	(5,110)	(5,117)	(6,206)
Interest expense	71,620	27,017	34,768
Income tax expense	145,132	134,565	117,683
Depreciation	54,051	41,544	36,860
Amortization (1)	55,852	22,283	22,461
EBITDA (2)	637,295	532,995	438,881
Changes in assets and liabilities	25,472	(253,574)	(144,996)
Non-cash stock compensation expense	8,756	11,889	7,056
Loss on disposal of fixed assets (3)	1,025	3,704	159
Interest income	5,110	5,117	6,206
Interest expense	(71,620)	(27,017)	(34,768)
Income tax expense	(145,132)	(134,565)	(117,683)
Net cash provided by operating activities	$460,906	$138,549	$154,855
Net cash used in investing activities	($1,066,293)	($74,463)	($128,237)
Net cash provided by (used in) financing activities	$966,439	($80,318)	$30,219

(1) Includes amortization of intangible assets and debt issuance costs.

(2) Includes costs related to the acquisition of Terex Mining and costs associated with the pending merger with Caterpillar Inc.

(3) Reflects losses on the disposal of fixed assets in the ordinary course and a $3.3 million loss in 2009 related to the sale of certain assets in Poland.

Liquidity and Capital Resources

Description of Pre-Acquisition Credit Facilities

Prior to our acquisition of Terex Mining on February 19, 2010, our credit facilities included a secured revolving credit facility of $357.5 million, an unsecured German revolving credit facility of €65.0 million, each of which were scheduled to mature on May 4, 2012, and a term loan facility consisting of $400.0 million plus €75.0 million which was scheduled to mature on May 4, 2014. The entire secured revolving credit facility was eligible to be used for letters of credit.

Description of Current Credit Facility

On February 19, 2010, we amended our credit facilities to finance the acquisition of Terex Mining. Our new credit facilities include a secured revolving credit facility of $525.0 million ($35.0 million has a maturity date of May 4, 2012 and $490.0 million has a maturity date of May 4, 2014) and an unsecured German revolving credit facility of €65.0 million which matures on May 4, 2014. Our new credit facilities also include a term loan facility consisting of $1,280.0 million ($390.0 million matures on May 4, 2014 and $890.0 million matures on February 19, 2016), A$124.0 million with a maturity date of February 19, 2016 and €73.1 million with a maturity date of May 4, 2014. The entire new secured revolving credit facility is eligible to be used for letters of credit.

Borrowings under our new secured revolving credit facility that mature on May 4, 2012 and May 4, 2014 bear interest, payable no less frequently than quarterly, at (i) LIBOR or EURIBOR, plus the applicable spread; or (ii) a base rate determined by reference to the United States prime lending rate, the federal funds rate, or one month LIBOR plus 1.00%, plus the applicable spread. The unsecured German revolving credit facility bears interest, payable no less frequently than quarterly, at EURIBOR, plus the applicable spread.

Under each new revolving credit facility, we pay a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio for revolving credit facilities that mature on May 4, 2012, and 0.50% for revolving credit facilities that mature on May 4, 2014, and when applicable, customary letter of credit fees.

Borrowings under our new term loan facility that mature on May 4, 2014 bear interest, payable no less frequently than quarterly, at (i) LIBOR, plus the applicable spread, for United States dollar denominated loans; and (ii) EURIBOR, plus the applicable spread, for euro denominated loans.

Borrowings under our new term loan facility that mature on February 19, 2016 bear interest, payable no less frequently than quarterly, at (i) LIBOR (subject to a 1.50% floor) plus the applicable spread (based on the our total leverage ratio), for United States dollar denominated base rate loans; and (ii) an offered rate of interest based on deposits of Australian dollars, plus (a) the difference between three-month LIBOR and 1.50% (if greater), and (b) between 2.75% and 3.00% (based on our total leverage ratio) for Australian dollar denominated base rate loans.

Our new credit facilities contain operating and financial covenants that, among other things, could limit our ability to obtain additional sources of capital. Our financial covenants require that we maintain, on a trailing four-quarter basis as of the end of each fiscal quarter, a total leverage ratio of not more than 3.50 to 1.00 and a consolidated interest coverage ratio of at least 3.0 to 1.0. At December 31, 2010, our total leverage ratio was 1.44 to 1.00 and our interest coverage ratio was 10.12 to 1.00. The total leverage ratio is calculated as the ratio of consolidated indebtedness (which is net of cash) to consolidated operating profit (which excludes, among other things, certain non-cash charges, as discussed more fully in the credit facilities). The total interest coverage ratio is calculated as the ratio of consolidated adjusted EBITDA to consolidated cash interest expense. We were in compliance with all operating covenants at December 31, 2010.

Our new credit agreement requires us to prepay outstanding loans with 100% of the net proceeds of the incurrence of certain debt and certain asset sales and 50% (subject to reductions based on our total leverage ratio) of our annual excess cash flow, as defined in our credit facilities.

At December 31, 2010, the amount potentially available for borrowings under our new secured revolving credit facility was $417.5 million, after taking into account $107.5 million of issued letters of credit. The amount potentially available for borrowings under the unsecured German credit facility at December 31, 2010 was $31.5 million (€23.5 million), after taking into account $55.5 million (€41.5 million) of issued letters of credit. At December 31, 2010, we had borrowings of $1.5 billion ($1.3 billion plus €72.6 million plus A$123.1 million) under our new term loan facility. To manage a portion of our exposure to changes in LIBOR-based interest rates, we have entered into interest rate swap agreements that effectively fix the interest payments on $743.7 million ($650.0 million plus €70.0 million) of outstanding borrowings under our new term loan facility at a weighted average interest rate of 2.6%, plus the applicable spread. The remaining $752.0 million of outstanding term loan borrowings at December 31, 2010 were at a weighted average interest rate of 4.8%, including the applicable spread.

Cash Requirements

Our cash balance increased to $473.7 million at December 31, 2010 from $101.1 million at December 31, 2009. The increase was primarily due to cash generated from operations. During 2010, we paid down our term loan by $10.0 million, contributed $8.9 million to our United States pension plans and paid approximately $25 million for costs related to the Terex Mining acquisition and pending merger with Caterpillar Inc.

A significant portion of our cash flow is generated outside of the United States. At December 31, 2010, $281.5 million of our cash and cash equivalents was located outside of the United States. We manage our global cash requirements considering available funds among the subsidiaries through which we conduct our business and the cost effectiveness through which those funds can be accessed. We continue to seek opportunities to access cash balances in excess of local operating requirements to meet global liquidity needs in a cost effective manner. We have and will continue to transfer cash from international subsidiaries to the United States and other international subsidiaries when it is cost effective to do so.

Our customers generally are contractually obligated to make progress payments under purchase contracts for larger machine orders and certain large parts orders. As a result, we do not anticipate significant outside financing requirements to fund production of our original equipment and do not believe that original equipment sales will have a material adverse effect on our liquidity, although the issuance of letters of credit reduces the amount available for borrowings under our revolving credit facilities. If additional borrowings are necessary during 2011, we believe we have sufficient capacity under our existing revolving credit facilities.

Inventory increased to $1.1 billion at December 31, 2010 from $627.3 million at December 31, 2009. The increase was primarily due to acquired Terex Mining inventory. Inventory turns were 2.4 at December 31, 2010. Excluding Terex Mining, inventory turns were 2.8 at December 31, 2010 compared to 2.8 at December 31, 2009. In 2010, we implemented new initiatives to increase consolidated inventory turns.

Ordinary course capital expenditures (which, excludes amounts paid to acquire businesses) for 2010 were $71.3 million compared to $54.6 million for 2009. Included in capital expenditures for 2010 and 2009 were $33.1 million and $13.4 million, respectively, related to facility expansions and renovations and implementation of our global SAP enterprise resource planning ("ERP") system. We expect our capital expenditures in 2011 to approximate $100 million. We closely monitor our capital spending in relation to current economic conditions and business levels. We believe cash flows from operating activities and funds available under our revolving credit facilities will be sufficient to fund our expected capital expenditures during 2011.

At December 31, 2010, there were $229.3 million of issued letters of credit outstanding under all of our bank facilities.

At December 31, 2010, our long-term liabilities consisted primarily of warranty accruals, pension accruals and deferred income taxes. In 2011, we expect to contribute approximately $15 million to our pension plans. Upon completion of an analysis of the funded status of our United States pension plans, additional contributions may be made in 2011. At December 31, 2010, our unfunded pension liability was $143.7 million compared to $132.8 million at December 31, 2009. Our unfunded pension liability at December 31, 2010 and 2009 consisted of $14.0 million and $13.8 million, respectively, for our United States plans and $129.7 million and $119.0 million, respectively, for our non-United States plans, most of which are not traditionally funded. The decreased liability for our United States plans reflects the increased market value of the securities held by the plans and contributions we made.

Payments of warranty claims are not subject to a definitive estimate by year. We do not expect to pay any material warranty claims in 2011.

In addition to the obligations noted above, we currently anticipate estimated cash funding requirements for interest and dividends during 2011 of approximately $78 million and $8 million, respectively. We currently anticipate estimated cash funding requirements for income taxes during 2011 of approximately $145 million to $155 million.

During 2011, we anticipate continued positive cash flows from operations and expect our cash balances to increase throughout the year. We believe that cash flows from operations and our existing revolving credit facilities, which includes our new credit facilities, will be sufficient to fund our cash requirements in 2011. We also believe that cash flows from operations will be sufficient to repay any borrowings under our revolving credit facilities, which includes our new credit facilities, as necessary, and all scheduled term loan payments.

Receivables

We recognize revenues on most original equipment orders using the percentage-of-completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or in some cases, before our customer is billed. At December 31, 2010, we had $918.8 million of accounts receivable compared to $741.8 million at December 31, 2009. Receivables at December 31, 2010 and December 31, 2009 included $381.8 million and $384.5 million, respectively, of revenues from long-term contracts recognized using percentage of completion accounting that were not billable at these dates. Billed receivables increased in 2010 primarily due to the inclusion of Terex Mining billed receivables of $192.9 million and increased shipments in the fourth quarter of 2010.

Customer requested delays of sold orders, poor conditions in global financial markets or global or regional recessionary economic conditions could cause us difficulty in collecting outstanding accounts receivable.

Liabilities to Customers on Uncompleted Contracts and Warranties

Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. These payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties in the Consolidated Balance Sheets.

Current Dividend Policy

We pay a cash dividend on our common stock in the amount of $.025 per share per quarter, subject to future authorization by our Board of Directors. Total cash dividend payments in 2010 were $8.1 million.

Contractual Obligations

Our contractual obligations at December 31, 2010 were as follows:

	Total	2011	2012-2013	2014-2015	Thereafter
	(Dollars in thousands)				
Debt (1)	$1,515,457	$28,113	$31,031	$489,830	$966,483
Purchase obligations (2)	15,568	14,400	958	210	—
Operating leases and rental and service agreements	108,367	28,966	36,089	23,243	20,069
Interest on long-term debt (3)	340,392	76,616	151,736	105,862	6,178
Pension obligations (4)	15,165	15,165	—	—	—
Total (5)	$1,994,949	$163,260	$219,814	$619,145	$992,730

(1) Includes payment obligations under capital leases.

(2) Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which we are liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheets as accounts payable.

(3) Represents interest on our term loan.

(4) Obligations for our pension plans cannot be reasonably estimated beyond 2011. In addition, upon completion of an analysis of the funded status of our United States pension plans, additional contributions may be made in 2011. For further information on our pension plans, see Note K in the Notes to the Consolidated Financial Statements.

(5) Due to the uncertainty in predicting the timing of tax payments, if any, related to our unrecognized tax benefits, $17.0 million has been excluded from this table.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to the financial statements. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We evaluate these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using estimates.

The following are the accounting policies that most frequently require us to make estimates and judgments and are critical to understanding our financial position, results of operations and cash flows:

Revenue Recognition - Revenue from long-term sales contracts, such as for the manufacture of most of our original equipment, is recognized using the percentage-of-completion method due to the length of time to fully manufacture and assemble our original equipment. We measure revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in our financial statements and most accurately measures the matching of revenues with expenses. Revenue from all other types of sales, primarily sales of our smaller original equipment and of aftermarket parts, net of estimated returns and allowances, is recognized when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are generally FOB shipping point.

The complexity of the cost estimation process and all issues related to assumptions, risks and uncertainties inherent with the use of estimated costs in the percentage of completion method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including engineering design changes, estimated future material prices and customer specification changes. If we had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements. Bid and proposal costs are expensed as incurred. A 1% change in the gross margin on our original equipment in progress at December 31, 2010 would have the effect of changing our gross profit by approximately $19.4 million.

Warranty - Sales of our products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplaces that we serve. We record provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience. Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. During 2010, this percentage varied by approximately 0.12 percentage points compared to the average warranty costs to sales percentage for 2009 and 2008. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.12 percentage points, our warranty expense for 2010 would have increased or decreased by approximately $4.2 million.

Pension Benefits - We have several defined benefit pension plans that are separately funded. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future compensation increases, as we determine within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension expenses recorded by us.

In determining net periodic cost for pension benefits for 2010, we used a discount rate of 6.35% and 5.5% for our United States plans and non-United States plans, respectively, and an expected long-term rate of return on plan assets of 8.5% for our United States plans and 6.0% for our non-United States plans that have plan assets. The discount rate for our United States plans in 2010 was increased from 6.20% in 2009 and the expected long-term rate of return on plan assets was the same as in 2009.

In selecting an assumed discount rate, we reviewed various corporate bond yields. The 8.5% expected long-term rate of return on plan assets is based on the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

The effect that a 1% increase or decrease in the discount rate and expected rate of return on plan assets would have on our pension expense and projected benefit obligation was as follows:

	2010 Benefit Cost (Income) Expense		January 1, 2010 Projected Benefit Obligation Increase (Decrease)	
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(Dollars in thousands)			
United States Plans				
Pension benefits:				
Assumed discount rate	($1,053)	$1,227	($9,154)	$10,780
Expected long-term rate of return on plan assets	($996)	$996	N/A	N/A
Non-United States Plans				
Pension benefits:				
Assumed discount rate	($571)	($357)	($10,487)	$17,985
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A

Accounting for Uncertainty in Income Taxes - At December 31, 2010, we had $17.0 million of unrecognized tax benefits, $3.4 million of which would impact our effective tax rate if recognized. We estimate that the gross amount of unrecognized income tax benefits will decrease by approximately $3.9 million in the next 12 months due to the close of an open tax year; however, we cannot estimate the change in the reserve due to tax positions expected to be taken during 2011.

Impairment of Tangible and Intangible Assets

Assets subject to amortization. In accordance with accounting guidance regarding the accounting for the impairment or disposal of long-lived assets, we review long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to their carrying amount. The operations are generally distinguished by the business segment and geographic region in which they operate. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is based on discounted cash flows or appraised values, depending upon the nature of the assets.

Goodwill - Assets not subject to amortization. Goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually for impairment or more frequently if impairment indicators arise. Our annual goodwill impairment review date is December 31. We performed our annual goodwill impairment review as of December 31, 2010, 2009 and 2008 and noted no impairment of goodwill. In making this assessment, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in goodwill impairment in future periods. We also compared the aggregate fair value of our reporting units to our market capitalization.

Off Balance Sheet Arrangements

We do not have any off balance sheet financing arrangements that we believe have or are reasonably likely to have a current or future material effect on our financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is impacted by changes in interest rates and foreign currency exchange rates. The following discussion excludes the impact of our acquisition of Terex Mining.

Interest Rates - Our interest rate exposure relates primarily to floating rate debt obligations in the United States. We manage borrowings under our credit agreement through the selection of LIBOR based borrowings, EURIBOR based borrowings, or prime-rate based borrowings. To manage a portion of our exposure to changes in LIBOR-based interest rates, we have entered into interest rate swap agreements that effectively fix the interest payments on $743.7 million of our outstanding borrowings under our new term loan facility at a weighted average interest rate of 2.6%, plus the applicable spread. At December 31, 2010, a sensitivity analysis was performed for our floating rate debt obligations. Based on this sensitivity analysis, we have determined that a 10% change in the weighted average interest rate at December 31, 2010 would not have a material effect on our interest expense on an annual basis.

Foreign Currency – We sell most of our surface mining original equipment, including those sold directly to foreign customers, in United States dollars and we sell most of our underground mining original equipment in either United States dollars or euros. We sell most of our surface mining aftermarket parts in United States dollars, with limited aftermarket parts sales denominated in the local currencies of various foreign markets. We sell most of our underground mining aftermarket parts in either United States dollars or euros, also with limited aftermarket parts sales denominated in the local currencies of various foreign markets. Both surface mining and underground mining aftermarket services are paid primarily in local currency, with a natural partial currency hedge through payment for local labor in local currency. The value, in United States dollars, of our investments in our foreign subsidiaries and of dividends paid to us by those subsidiaries will be affected by changes in exchange rates. We enter into currency hedges to help mitigate currency exchange risks.

Currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit our ability to timely convert sales earned abroad into United States dollars, which could adversely affect our ability to service our United States dollar indebtedness, fund our United States dollar costs and finance capital expenditures and pay dividends on our common stock.

Based on our derivative instruments outstanding at December 31, 2010, a 10% change in foreign currency exchange rates would not have a material effect on our financial position, results of operations or cash flow.

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Investor Information

Annual Meeting
Thursday, April 21, 2011 at 10:00 am CDT
Bucyrus International, Inc.
6744 South Howell Avenue
Oak Creek, Wisconsin USA 53154

BUCY NASDAQ LISTED Bucyrus International, Inc. shares of common stock are traded on the NASDAQ Stock Market under the symbol BUCY. As of February 23, 2011, there were 50 stockholders of record.

A copy of the Bucyrus International, Inc. 2010 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no charge on our website, www.bucyrus.com, or by contacting our investor relations contact.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
555 East Wells Street
Milwaukee, Wisconsin USA 53202

Transfer Agent and Registrar
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota USA 55075

Investor Relations Contact
Shelley M. Hickman
Bucyrus International, Inc.
Director, Global Communications
6744 South Howell Avenue
Oak Creek, Wisconsin USA 53154
T: (+1) 414.768.4599 F: (+1) 414.768.5211
shelley.hickman@bucyrus.com

Committees and Chairperson

1 Nominating & Corporate Governance
2 Audit
3 Compensation
*Chairperson
**Chairman of the Board

Board of Directors

Timothy W. Sullivan
President & Chief Executive Officer,
Bucyrus International, Inc.

Michelle L. Collins
President,
Cambium LLC (2)

Paul W. Jones
Chairman, President & Chief Executive Officer,
A.O. Smith Corp. (3*)

Deepak T. Kapur
President,
Navistar Inc. Truck Group (1)

Gene E. Little
Former Executive,
The Timken Company (1, 2*)

Robert K. Ortberg
Executive Vice President & Chief Operating Officer,
Rockwell Collins Government Systems (3)

Robert L. Purdum
Director and Partner,
American Industrial Partners (3)

Theodore C. Rogers**
Chairman,
American Industrial Partners (1, 2)

Robert C. Scharp
Director,
Westmoreland Coal Company (1*, 3)

Officers

Timothy W. Sullivan
President & Chief Executive Officer

John F. Bosbous
Treasurer

Luis de Leon
Chief Operating Officer

Craig R. Mackus
Chief Financial Officer & Secretary

James M. (Buddy) Robinson
Senior Vice President & General Counsel

Aaron G. Slator
Senior Vice President, Strategic Services

William S. Tate
Executive Vice President


BUCYRUS

WWW.BUCYRUS.COM